SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of June, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Accounting Standards


EMBARGO: 07.00 hours, Thursday 2 June 2005

                                 Prudential plc

    Economic Capital, Developments in Regulatory and Financial Reporting, and Restatement of 2004 Full Year Results under International Financial Reporting
                      Standards and European Embedded Value


Prudential plc publishes today selected 2004 financial information restated under European Embedded Value (EEV) and International Financial Reporting Standards (IFRS). The Group's underlying capital strength, cashflow and dividend policy are not affected by the adoption of either EEV or IFRS.

In addition, we are also explaining the Group's regulatory capital position under the Financial Groups Directive (FGD) and the Group's economic capital position as at 31 December 2004.

Prudential's Group Finance Director, Philip Broadley, said: "We are publishing today a comprehensive picture of the Group's economic and regulatory capital positions as at 31 December 2004 and the impact of adopting IFRS and EEV on our 2004 financial results. We believe that the presentation of this information will enable investors to obtain a better understanding of the Group's capital position and profitability."

European Embedded Value

Prudential believes that the EEV methodology represents an improvement over existing embedded value reporting methods used across Europe and supports its introduction. Prudential re-iterates its belief that embedded value reporting provides investors with a truer measure of the underlying profitability of the Group's long-term businesses and is a valuable supplement to statutory accounts.

As a signatory to the European CFO (Chief Financial Officers) Forum on European Embedded Value (EEV) principles, Prudential will adopt EEV methodology for its 2005 year-end results. This will replace the Achieved Profit basis, the current supplementary basis of reporting. The adoption of the EEV methodology by Prudential results in a 1% reduction in the Group's total shareholders' funds to GBP8.5bn and an uplift of 8% in the value of new business for the year ending 31 December 2004 to GBP741m.

The main impact on the results arises from the effect of changes to the assumed level of locked-in capital allocated to each business, the adoption of product-specific risk discount rates, and an explicit valuation of the time value of options and guarantees. The EEV results also include the value of future profits from service companies (including fund management operations) that support the Group's long-term businesses and the UK defined benefit pensions scheme deficit.

International Financial Reporting Standards

From 1 January 2005, all listed European Groups must prepare their financial statements in accordance with EU approved International Financial Reporting Standards (IFRS). The IFRS basis replaces the current Modified Statutory Basis.

The Financial Review section of Prudential's 2004 Annual Report gave extensive explanation of the likely changes, which are confirmed in this announcement.
Restatement under IFRS Phase 1 gives rise to a GBP15m reduction in operating profit for 2004 and an increase in shareholders funds of GBP470m.

In conjunction with the adoption of IFRS, Prudential has reviewed all its accounting policies and is changing the method used to determine longer term returns included within operating profits. This change, which is not required under IFRS, increases operating profit by GBP91m, offset by a corresponding reduction in short-term fluctuations in investment returns, leaving total profit unchanged.

Groups Directive

Under the Insurance Groups Directive (IGD), introduced in January 2001, Group solvency is calculated by aggregating the surplus capital held in the regulated subsidiaries, then deducting group borrowings, other than those subordinated debt issues that qualify as capital.

The Financial Groups Directive (FGD), which has applied to Prudential since 1 January 2005, involves a similar calculation of Group solvency as for the IGD, but the solvency test under the FGD is a continuous requirement and a regulatory obligation. Prudential has put in place a regulatory capital projection model for all business units to ensure that the Group meets, at all times, the continuous solvency requirements.

As at 31 December 2004, Prudential had a surplus of GBP845m on the IGD basis.

Economic Capital

Prudential has determined its economic capital requirement as the amount of capital required to ensure that the Group can meet its existing contractual and discretionary policyholder obligations and remain solvent at all times over a 25-year time horizon, within a strict target solvency level. Economic capital methodology is different from the regulatory capital model used under IGD and FGD in that it allows the Group to take account of its geographic spread and its ability to diversify its risks across its businesses.

Prudential's economic capital model, which it has been developing over the past three years, is integral to its capital and financial management at both Group and business unit level. It provides Prudential with a measure of the impact of taking on different risks in different parts of the world, both in terms of the extreme events that have the potential to deplete its capital base, and the more day-to-day volatility to which it is exposed.

As at 31 December 2004, Prudential had available capital of GBP3.4bn. This represents a surplus of GBP1.6bn over required economic capital of GBP1.8bn.

Further details on each of these developments can be found in the attached appendices:

Appendix A    European Embedded Value                         Page 4
Appendix B    International Financial Reporting Standards     Page 14
Appendix C    Groups Directive                                Page 42
Appendix D    Economic Capital                                Page 44

                                     -ENDS-

Enquiries to:

Rebecca Burrows, Group Communications Director           020 7548 3537

Media                               Investors/
                                    Analysts

Clare Staley       020 7548 3719    Andrew Crossley      020 7548 3166
Joanne Davidson    020 7548 3708    James Matthews       020 7548 2007
                                    Mike Kempster        020 7548 3738



Brunswick Group
Kate Holgate       020 7404 5959

1. A presentation to analysts and investors will take place at 9:30am at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. A webcast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk.

2. An interview with Philip Broadley (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 7.00am on 2 June 2005.

Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187bn in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

                                   Appendix A

                    European Embedded Value (EEV) Principles



- Prudential releases today restated 2004 supplementary results on an EEV basis. Key results are shown ahead of full adoption of the EEV principles at the 2005 year end. Highlights of the results on an EEV basis are shown below.



                                                     EEV basis   AP basis
                                                          2004       2004
                                                          GBPm       GBPm
     ---------------------------------------------------------   --------

     New Business Profits                                  741        688

     New Business Margin (1)                                40%        37%

     Long-term Business Operating Profit Before Tax (2)  1,238      1,148

     Total EEV Shareholder Funds (3)                     8,481      8,596
     ---------------------------------------------------------   --------

(1) Profits are expressed as a percentage of annual premium equivalent (APE) of insurance sales.

(2) Excluding increase of GBP101m arising from the discretionary change of accounting policy for longer term returns as explained in the IFRS section.

(3) Excluding increase of GBP166m brought about by changes described in the IFRS section.

     - The adoption of the EEV principles results in a small change to the embedded value of the Group's business and an uplift in the value of new business.

     - The Group's underlying capital strength, cashflow, and dividend paying ability are unaffected by the adoption of the EEV principles.

     - The time value of options and guarantees granted to policyholders included within the Group's embedded value as at 31 December 2004 is GBP209m.

Prudential believes that EEV reporting represents an evolution from the current achieved profits (AP) basis used for supplementary reporting, and it welcomes the improved clarity of information that it will provide to investors by the adopting companies. Prudential re-iterates its view that embedded value information provides investors with a much truer picture of the underlying profitability of long-term insurance business.

1.   Background

     In May 2004, the CFO Forum, representing the Chief Financial Officers of 19 European Insurers, published the EEV Principles which are designed to improve the transparency and consistency of embedded value reporting. Member companies agreed to adopt the principles for supplementary reporting no later than the 2005 year-end. Prudential continues to play an active role in the CFO Forum.

     To enable analysts and investors to understand Prudential's approach and the impact to the results Prudential has decided to provide today a restatement of key 2004 achieved profits results under the EEV principles. However, 2005 interim results will continue to be reported on an achieved profits basis. Full disclosures in respect of the 2004 year end will be provided in December 2005 before Prudential fully adopts the principles in respect of full year 2005 results.

2.   Key Results

     1.   Overview

          The 2004 results under the EEV basis are shown below together with previously reported achieved profits results.

                                                  EEV basis       AP basis
                                                       GBPm           GBPm
        ---------------------------------------------------       --------

        New business Profits                            741            688

        New business Margin (1)                          40%            37%

        Long-term Business Operating Profit           1,238          1,148

        Before Tax (2)

        Total EEV Shareholder Funds (3)               8,481          8,596
        ---------------------------------------------------       --------

     (1)  Profits are  expressed as a percentage  of annual  premium  equivalent
          (APE) of insurance sales.

     (2) Excluding increase of GBP101m arising from the discretionary change of accounting policy for longer term returns as explained in the IFRS section.

     (3) Excluding increase of GBP166m brought about by changes described in the IFRS section.

          The main drivers of change from an achieved profits basis are changed capitalisation levels, an explicit valuation of the time value of options and guarantees, and changed risk discount rates. The EEV results also include the value of future profits on service companies (including fund management operations) that support the Group's long-term businesses and the UK defined benefit pension scheme deficit. Core debt has been marked to market.

          For EEV reporting, encumbered capital has been set at economic levels, a bottom up approach has been used for the setting of risk discount rates which are both product-specific and geographically specific, whilst the time value of options and guarantees is explicitly valued using stochastic techniques. Finally, the value of future service company profits has been included within the in-force value of long-term business. The value of the UK defined benefit pension scheme deficit has been included on an IAS 19 basis.

     2.   New Business Results

          2.2.1. Operating Profit from New Business

                                                EEV Basis         AP Basis
                                               Before tax       Before tax
                                                     GBPm             GBPm
               ------------------------------------------       ----------

               UK and Europe Insurance Operations     241              220

               Jackson National Life                  145              156

               Asian Operations                       355              312

               Total                                  741             688
               ------------------------------------------       ----------

               The table below reconciles the movement from an achieved profits basis to an EEV basis.

                                                                         GBPm

               ----------------------------------------------------     ------

               Achieved Profits Basis                                     688

               Economic Assumption Changes                                 (3)

               Time Value of Options and Guarantees                       (30)

               Risk Discount Rates                                         91

               JNL Variable Annuity Fees and Benefits                      24

               Inclusion of Fund Management Profits in respect of          17

               Internal Funds

               Modelling changes and other                                (18)

               EEV Basis before change to JNL Tax Gross Up Approach       769

               Change in JNL Gross Up Approach                            (28)

               EEV Basis                                                  741
               ----------------------------------------------------     ------

          Total Group new business profits have risen 8 per cent. The overall combined impact of the changed risk discount rates and explicit valuation of options is positive at GBP61m and this reflects the high proportion of bond-backed linked, non-profit and A&H (1) business, which have lower risk discount rates and minimal options and guarantees. There is no impact from using economic levels of capital as, for the current mix of business, statutory requirements are sufficient to meet our current assessment of economic capital requirements. The current mix of new business has relatively little in the way of options and guarantees.

          (1)  A&H is Accident and Health

               For Jackson National Life (JNL), as part of the transition to EEV, we have taken the opportunity to simplify the basis on which we calculate the pre-tax results. Under EEV, the net profits are grossed up for tax at the expected tax rate. There is no economic impact from this presentational change. By way of comparison, under the previous method that applied under achieved profits, JNL's pre-tax new business profit would have been (around) GBP173m.

               Inclusion of Fund Management profits adds GBP17m to the new business value.

               The reconciliation in movement for each of the Group's Business Units is shown in Appendix A1.

     2.2.2. New Business Margin

                                      EEV basis            AP Basis
                                     -----------          ----------

                                    % of      % of      % of      % of

                                     APE     PVNBP       APE     PVNBP
        --------------------    --------  --------  --------  --------

        UK and Europe Insurance       30       3.4        27       n/a

        Operations

        Jackson National Life         32       3.2        34       n/a

        Asian Operations              62      10.4        54       n/a

        Total                         40       5.0        37       n/a
        --------------------    --------  --------  --------  --------

        Note

        PVBNBP is defined as the present value of new business premiums.

        The comments in section 2.2.1 apply here also.

3.   Total Shareholders' Funds

                                                EEV Basis       AP Basis

                                                After tax      After tax

                                                     GBPm           GBPm
          ----------------------              -------------  -------------

          UK and Europe Insurance                   4,228          4,051
          Operations

          Jackson National Life                     2,538          2,532

          Asian Operations                          1,567          1,672

          Other                                       148            341

          Total (1)                                 8,481          8,596
          ----------------------              -------------  -------------

          (1) Excluding a change of GBP166m brought about by changes described in the IFRS section.

          The reconciliation from an achieved profits basis to an EEV basis is shown below.

                                                                    GBPm
          -------------------------------------                   ------

          Achieved Profits Basis                                   8,596

          Economic Assumption Changes                                 32

          Use of Economic Capital                                   (269)

          Time Value of Options and Guarantees                      (209)

          Risk Discount Rates                                        427

          JNL VA fees and benefits                                    26

          Inclusion of Fund Management Profits in respect of         200
          Internal Funds

          Inclusion of Service Company Profits in respect of          (7)
          Covered Business

          Mark to Market Core Debt                                  (193)

          Modelling changes and other                               (122)

          EEV Basis                                                8,481
          -------------------------------------                    ------

          The  combined  impact  of  increased   encumbered  capital,   explicit
          valuation of options and guarantees, and the changed risk discount rates is broadly neutral, at GBP(51)m (less than 1 per cent of shareholders' funds). Inclusion of future profits on fund management businesses in respect of internal funds adds GBP200m to the embedded value, whilst the explicit modelling of Variable Annuity (VA) fees and benefits in the US adds GBP26m to the embedded value. There is no impact from the changed gross-up approach for JNL described in section
          2.2.1. as shareholders' funds are net of tax.

          To reflect the leverage of shareholder cashflows, the Group's core debt has been marked to market. This results in a reduction in shareholders' funds of GBP193m.

          The  time  value  of  options   and   guarantees   included  in  total
          shareholders' funds breaks down geographically as follows.

                                                           Time Value of
                                                             Options and
                                                              Guarantees

                                                                    GBPm
          -----------------------               ------------------------

          UK and Europe Insurance Operations                          84

          Jackson National Life                                      101

          Asian Operations                                            24

          Total                                                      209
          -----------------------               ------------------------

          Prudential's exposure to the time value of options and guarantees based on the approach required by the EEV principles is relatively small at GBP209m or 2.5 per cent of the total Group shareholders' funds of GBP8.5bn. This is a direct result of Prudential's risk-based approach to management. By ensuring that the guarantees offered on our products are kept prudently low and by actively taking advantage of the management actions open to us we are able to minimise our shareholder exposures.

          The UK and Asia numbers of GBP84m and GBP24m reflect the fact that the majority of the guarantees are contained within with-profits products which are supported by healthy estates, and that we have increased encumbered capital to our target economic capital levels. JNL's number is also low due to the explicit charges on VA products used to meet the cost of any guarantees and the ability to change crediting rates in line with credit experience on fixed annuity business.

4.   Operating Profits

                                               EEV Basis      AP Basis

                                              Before tax    Before tax

                                                    GBPm          GBPm
    -----------------------------                ---------   -----------

    In-force long-term Business Operating            497           460
    Profits

    Total long-term Business Operating             1,238         1,148
    Profits

    Total Group Operating Profits from             1,212         1,144
    Continuing Operations
    -----------------------------                ---------   -----------

     The main reasons behind the change in the in-force long-term business operating profits are increased unwind amounts, contribution from fund management businesses and in Asia additional expected interest income on economic capital notionally allocated to Asia (1) and the contribution from fund management business.

(1) This results in an equal and opposite impact to interest income on central shareholder funds

     The impact of the discretionary changes in accounting policy for longer term returns as described in the IFRS section is to increase the total long-term business result by GBP101m whilst total operating profit for the Group increases from GBP1,212m to GBP1,307m. Appendix A2 provides further detail.

3.   Basis of Preparation

     1.   Overall Approach

          The results presented in section 2 have been prepared using the EEV Principles for the Group's long-term business including fund management operations and service companies that support the long-term businesses. The results of the Group's other businesses have been incorporated on a modified statutory basis. In adopting the principles there has been no change in the definition of long-term new business.

The shareholders' interest in the Group's long-term business comprises,

     - the present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in ('encumbered') capital;

     -    the locked-in ('encumbered') capital; and

     -    shareholders' net worth in excess of encumbered capital.

          A full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two. The main changes Prudential has made in moving to an EEV basis of reporting are in the following areas.

     -    encumbered capital;

     -    valuation of financial options and guarantees;

     -    risk discount rates; and

     - valuation of fund management companies that support the Group's long-term businesses

     In most other respects the approach that  Prudential  uses for its achieved
     profits   reporting  already  conforms  to  the  requirements  of  the  EEV
     Principles so there has been no change in respect of these areas.

     Further detail on Prudential's approach is given below.

     3.2. Capital

          In adopting the EEV principles, Prudential has decided to set encumbered capital at its internal targets for economic capital, which have been assessed using internal models but without any credit for the significant geographical diversification benefits that exist within the Prudential Group. For with-profits business written into a segregated life fund, both in the UK and Asia, the capital available within the fund is sufficient to meet the economic capital requirements. For all shareholder-backed business we lock-in the higher of economic capital and the local statutory minimum requirement. In the UK, economic capital requirements for annuity business are fully met by Pillar I requirements being 4% of mathematical reserves (as used for achieved profits reporting), which are also sufficient to meet Pillar II requirements as determined in the Individual Capital Assessment (ICA) submitted to the Financial Services Authority (FSA). In the US, the level of capital that has previously been locked in for achieved profits reporting, namely 235 per cent of the NAIC's (1) Company Action Level (CAL), is sufficient to meet the economic capital requirement. In Asia, our economic capital target is substantially higher than local statutory requirements in total. Economic capital requirements vary by territory, but in aggregate, the capital requirement is equivalent to the Financial Groups Directive (FGD) requirement.

          (1)  NAIC is the National Association of Insurance Commissioners

               (2)  This is equivalent to 470% of the  Authorised  Control Level
                    (ACL)

          The table below summarises the levels of encumbered capital for key shareholder-backed business.

                                                          Capital as a
                                                         percentage of
                                                              Relevant
                                                             Statutory
                                                           Requirement
--------------------                   --------------------------------

UK Annuity Business                                 100% of EU minimum

Jackson National Life                                      235% of CAL

Asian Operations                                           100% of FGD
--------------------                   --------------------------------



     3.3. Valuation of Options and Guarantees

          Options and guarantees have two components of value, intrinsic value and time value. The intrinsic value measures the value of the options and guarantees on the chosen valuation assumptions (i.e. the extent to which they are 'in the money'). The time value measures the additional value of the options and guarantees that arises from changing future financial conditions.

          The intrinsic value of options and guarantees is directly included in the embedded value calculated using deterministic assumptions while the time value is captured through the use of stochastic techniques for the embedded value calculation that involve the projection of distributable profits under many (1,000 to 5,000) scenarios in which economic and financial factors are allowed to vary in a manner that is representative of possible future market behaviour. The time value is then determined by taking the difference between the average present value of distributable profits under all these scenarios and the deterministic embedded value referred to above. As required by the EEV principles, the option valuation is a real world one and not a market consistent value and uses investment return and risk discount rate assumptions which are consistent with the main deterministic models.

     3.4. Risk Discount Rates

          Principle G10.7 to G10.9 of the European Embedded Value Principles state that,

          "Discount rates used to determine the present value of future cash flows should be set equal to risk free rates plus a risk margin. The risk margin should reflect any risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation.

          Valuation of financing types of reinsurance and debt, including subordinated and contingent debt, should ensure that the combined impact of their servicing costs and discount rates assumption does not distort the valuation of the underlying business.

          Risk discount rates may vary between product groups and territories."

          Prudential has adopted a bottom-up approach to the calculation of risk discount rates as we believe the intention of the EEV principles in this area is that they should relate to the risks within each product. Having considered the various options, Prudential firmly believes that a bottom-up approach is the best way to achieve this. The risk discount rate so derived does not reflect a market cost of capital but the risk of volatility associated with the casflows in the embedded value model. Risk discount rates vary by major product group in each territory and are derived using the formula, risk discount rate = risk free rate + ( product specific beta x equity risk premium ) + additional margin of 50 bps

          The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cashflows. They are determined by considering how the profits from each product are impacted by changes in expected returns on various asset classes, and by converting this into a relative rate of return it is possible to derive a product specific beta. A further additional prudential margin of 50bps has been added to all risk discount rates. In setting risk discount rates any material financial options and guarantees that have been explicitly valued are excluded from the calculation whilst capital levels are consistent with the economic capital levels described in section 3.2 above. Asset backing reflects the actual assets held at the valuation date and projection assumptions used are the same as those described in section 3.5 and 3.6. An example of the calculation may be found at the Group's website (www.prudential.co.uk).

          For Prudential's UK annuity business, which is well matched, the predominant financial risks are credit risk and interest rate risk. For this line of business the existing achieved profits embedded values and risk discount rates have been carried over following validation by comparison to a market consistent valuation.

          Weighted average risk discount rates are given below for each business unit

                                          Business    New Business     Achieved
                                          in-force                      Profits
        ----------------------         ------------     -----------  -----------

        UK and Europe Insurance               7.1%            7.1%         7.2%
        Operations

        Jackson National Life                 5.8%            6.1%         7.4%

        Asian Operations                      7.9%            8.0%         9.6%

        Group                                 7.2%            7.3%         7.8%
        ----------------------         ------------     -----------  -----------

          The in-force risk discount rate has been weighted using the value of in-force whilst the new business risk discount rate has been weighted by new business profits. It should be noted that these are just weighted summaries of the risk discount rates and are shown to give an indication of how they compare to achieved profits risk discount rates. The rates actually used are those derived for each specific product group.


     3.5. Economic Assumptions and Stochastic Asset Model

          3.5.1. Deterministic Calculations

               The principles used to set economic assumptions are set out below.

               Economic assumptions vary by territory, with risk free rates based on actual government bond yields at the date of the valuation in territories with developed capital markets and on the long-term view of Prudential's economists for those territories in Asia with less developed capital markets. Expected returns on equity and property asset classes are derived by adding a risk premium, also based on the long-term view of Prudential's economists in respect of each territory, to the risk free rate. In the UK the equity risk premium is 3.0 per cent above risk free rates which compares to 2.5 per cent previously used for achieved profits reporting. In order to maintain consistency with EEV reporting, the interim 2005 achieved profits equity risk premium assumption will now rise to 3.0 per cent with a corresponding increase in the AP risk discount rate. The equity risk premium in the US is also 3.0 per cent, unchanged from achieved profits reporting. In Asia, equity risk premiums range from 2.8 per cent to 5.3 per cent. Assumptions for other asset classes, such as corporate bond spreads, are set consistently as best estimate assumptions.

               The investment return assumptions as derived above are applied to the actual assets held at the valuation date to derive the overall fund-earned rate.

               The table below summarises the principal financial assumptions.

                                                    EEV Basis         AP Basis
        ----------------------------------         ----------       ----------

        UK and Europe Insurance Operations

        Pre-tax expected long-term nominal
        rates of investment return:

        UK equities                                       7.6%             7.1%

        Overseas equities                         7.3% to 8.3%     6.8% to 7.8%

        Property                                          6.3%             6.3%

        Gilts                                             4.6%             4.6%

        Corporate bonds                                   5.5%             5.5%

        Expected long-term rate of inflation              2.9%             2.9%

        Post-tax expected long-term nominal
        rate of return:

        Pension business (where no tax                    6.8%             6.5%
        applies)

        Life business                                     5.9%             5.7%


        US Operations (Jackson National Life)

        Expected long-term spread between
        earned rate and rate credited to
        policyholders for single premium                 1.75%            1.75%
        deferred annuity business

        US 10 year treasury bond rate at 31               4.3%             4.3%
        December 2004

        US Equities                                       7.3%             7.3%

        Asian Operations

        Inflation                                0.0% to 7.8%     0.0% to 7.8%

        Government Bond Yield                   1.9% to 13.0%    1.8% to 13.0%

        Equity                                  4.9% to 15.8%    4.9% to 15.8%
        ----------------------------------       ----------       ----------



          3.5.2. Stochastic Calculations

               The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described in section 3.5.1. Assumptions specific to the stochastic calculations such as equity volatility and credit losses reflect local market conditions and are based on a combination of actual market data, historic market data and the long-term views of Prudential's economists. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

               Details are given below of the key characteristics of each model.

               UK and Europe Insurance Operations

               - Interest rates are projected using a two-factor model calibrated to actual market data.

               - The risk premium on equity assets is assumed to follow a lognormal distribution.

               - The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process.

               - Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

               The rates to which the model has been calibrated are as follows:

                                               Mean (1)                 Standard
                                                                   Deviation (2)
        ----------------                 ----------------       ----------------

        Government Bond Yield                       4.6%                   1.9%

        Corporate Bond Yield                        5.5%                   5.8%

        Equities                                    7.6%                  20.0%

        Property                                    6.3%                  15.0%
        ----------------                 ----------------       ----------------

     (1) Means have been derived as the annualised arithmetic average return across all simulations and durations

     (2) Standard deviations have been calculated by taking the variance of the annualised average return in each year across all simulations, taking the square root and averaging overall durations. For interest rates the standard deviation relates to the change in yield.

Jackson National Life

     - Interest rates are projected using a three-factor model calibrated to actual market data.

     - Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality.

     - Variable Annuity equity and bond returns have been stochastically generated using a regime-switching lognormal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 17.5 per cent to 28.0 per cent depending on risk class, and the volatility of bond funds ranges from 1.6 per cent to 4.7 per cent.

          Asian Operations

          The same asset return model, appropriately calibrated, as used in the UK has been used for the Asian operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property is not held as an investment asset.

                                                    Mean             Standard
                                                                    Deviation
        ----------------                  ----------------     ----------------

        Government Bond Yield (3)          1.9% to 13.0%         0.7% to 3.7%

        Equity Risk Premiums                2.8% to 5.3%        22.0% to 25.0%
        ----------------                  ----------------     ----------------

(3)  Long Government bond yield (10 year duration)

     Management Actions

     In deriving the in-force value various management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, the following areas.

     -    Levels of reversionary bonuses and credited rates

     -    Total claim values

     -    Investment allocation decisions

          In all instances the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. In the UK, the actions assumed were the same as those adopted for the realistic balance sheet (Pillar I, Peak 2) included in the regulatory return.

     3.6. Non-Economic Assumptions

          Demographic Assumptions

          Mortality and morbidity assumptions are based on an analysis of recent experience and reflect expected future experience. Where relevant, when calculating the time value of in-force business, policyholder withdrawal rates are allowed to vary in line in line with the emerging investment conditions according to management's expectations ("dynamic lapses").

          Expense Assumptions

          Expense levels, including those of service companies that support the company's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified separately and reported separately. No productivity gains have been assumed.

          With Profits Business and Treatment of Estate

          Where participating business is written into segregated life funds, the time value of options and guarantees reflects established profit participation rules.

          Projected bonus rates are consistent with the projected investment return and include the impact of management action taken in response to emerging investment conditions.

          In the UK, which has the largest life fund of the Group, shareholders' interest in the estate is derived by increasing terminal bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders.

          In other territories with participating business, any required shareholder injections required to meet contractual and other payments required by local practice are also included in the time value of options and guarantees. The shareholder's share in any positive residual estate has been determined as the present value of 10 per cent of that amount as at the end of the projection. Any deficits are fully attributed to shareholders.

          Taxation and Other Legislation

          Current taxation and other legislation has been assumed to continue unaltered except where changes have been announced and the relevant legislation passed.

          Fund Management and Service Companies

          The value of future profits or losses from fund management and service companies that support the Group's long-term businesses are included in the in-force value of the Group's long-term business. However, the statutory profits actually emerging continue to be shown together with profits from external fund management business. The excess or shortfall of EEV profits over actual statutory profits is included within the long-term business non-operating result.

          The assumptions used to value these businesses are consistent with those used to value the underlying long-term business. The value ascribed to the Group's fund management businesses is shown as follows.

                                                                 Value of Fund
                                                                    Management
                                                                      Business

                                                                          GBPm
        -----------------------                          -----------------------

        UK and Europe                                                      123

        Jackson National Life                                               20

        Asia                                                                57

        Total                                                              200
        -----------------------                          -----------------------


The value of future profits from service companies is negligible at GBP(7)m .

Appendix A1: Reconciliation of Movement for New Business Profits

UK and Europe Insurance Operations

                                                                    GBPm
----------------------------------                             ---------

Achieved Profits Basis                                             220

Economic Assumptions                                                10

Time Value of Options and Guarantees                                (5)

Risk Discount Rates                                                  6

Fund Management                                                     10

EEV Basis                                                          241
----------------------------------                             ---------

JNL

                                                                    GBPm
----------------------------------                             ---------

Achieved Profits Basis                                             156

Economic Assumptions                                                (8)

Time Value of Options and Guarantees                               (29)

Risk Discount Rates                                                 30

JNL VA Fees and Benefits                                            24

Fund Management                                                      4

Other                                                               (4)

EEV Basis before change to JNL Tax Gross Up Approach               173

Change to JNL Gross Up Approach                                    (28)

EEV Basis                                                          145
----------------------------------                             ---------

Asian Operations

                                                                    GBPm
----------------------------------                             ---------

Achieved Profits Basis                                             312

Economic Assumptions                                                (5)

Time Value of Options and Guarantees                                 0

Risk Discount Rates                                                 55

Fund Management                                                      3

Other                                                              (10)

EEV Basis                                                          355
----------------------------------                             ---------

Appendix A2: Total Operating Profit Before Tax and Impact of IFRS

                                AP Basis    EEV Basis    Impact of IFRS
                                    GBPm         GBPm             GBPm
----------------------------     --------     --------      -----------

New Business Profits                 688          741              741

In-force                             460          497              598

Total Long-Term                    1,148        1,238            1,339



Fund Management

- M&G                                136          136              136

- US Broker Dealer, Curian and       (14)         (14)             (14)
Fund Management

- Asia Fund Management                19           19               19



Asia Development Costs               (15)         (15)             (15)

Egg                                   63           63               61

Other                               (193)        (215)            (219)



Total Profit Before Tax from       1,144        1,212            1,307
Continuing Operations
----------------------------      --------     --------      -----------

Note

The IFRS changes include the impact of associated discretionary changes.

                                   APPENDIX B

              INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")


- Prudential has today released selected financial information of restated 2004 results following the adoption of International Financial Reporting Standards.

- The adoption of IFRS has little impact on reported operating results (based on longer-term returns).

- Proforma IFRS basis operating results before shareholder tax of GBP608m for the year ended 31 December 2004 compare with operating results previously published under UK GAAP of GBP623m.

- The adoption of IFRS gives rise to changed valuation bases of derivatives and fixed income securities of Jackson National Life ("JNL"). These changes are likely to give rise to increased volatility in total profits and shareholders' equity.

- Notwithstanding this increased volatility, the Company is of the view that the IFRS changes are not significant to an understanding of the Group's financial position.

- In addition to the IFRS basis changes Prudential has chosen to make a discretionary change to the basis of determining investment returns included in operating profits for fixed income securities. This change is so as to reflect longer-term returns rather than 5 year averaged credit experience. After making this change, proforma IFRS basis operating profits for continuing operations for 2004 are GBP699m. Total IFRS profit before shareholder tax for continuing operations (including actual investment returns) of GBP985m is unaffected by this change.

- The 2004 Achieved Profits basis ("AP basis") results have also been restated for the relevant IFRS changes as described elsewhere in this announcement.

1.   Background

     The European Union ("EU") requires that all listed European Groups prepare their 2005 financial statements in accordance with EU approved IFRS. The IFRS basis of reporting replaces UK GAAP.

     The IFRS changes of themselves are not significant to an understanding of the Group's financial position.

     The Financial Review section of Prudential's 2004 Annual Report gave extensive explanation of the likely changes, which are confirmed in this announcement. The principal effect of the IFRS changes is that the reported impact of JNL's hedging strategy and the financial position of the Group's UK defined benefit pension schemes are brought more into focus.

2.   Key Results

     Detailed notes on the basis of preparation and main features of the changes follow in sections 3 and 4 of this announcement. Also included with this announcement are schedules of selected financial information (Schedules B1 to B6) which provide summary details of the IFRS and restated AP basis results.

     The changed basis of reporting also includes a discretionary change to the presentation of investment returns for the Group's shareholder backed non-participating business that is unrelated to IFRS. The IFRS changes and the discretionary change give rise to the following summary impact on full year 2004 IFRS and AP basis results and shareholders' funds at 1 January 2005.


IFRS Basis Results                        Discretionary    Required
                                             change for      change                 Change
                             Previously     longer-term          to                     to
                            published*1      investment   statutory   Statutory   proforma   Proforma
                              (UK GAAP)         returns        IFRS      IFRS*2       IFRS     IFRS*2
Year ended 31 December             GBPm            GBPm        GBPm        GBPm       GBPm       GBPm
2004
------------------------         --------        --------      ------     -------     ------    -------

Operating profit based on
longer-term investment
returns, before
amortisation of goodwill
and shareholder tax of
continuing operations:

     JNL                            196             100           0         296          -        296

     Other operations               427              (9)         (6)        412         (9)       403

---- ----------------------      --------        --------      ------     -------     ------    -------
     Total                          623              91          (6)*3      708         (9)*3     699

===  ======================      ========        ========      ======     =======     ======    =======

Representing:
                                                                          -------     ------    -------

     IFRS basis results                                                     617         (9)       608
     before discretionary
     change for longer-term
     investment returns

     Effect of                                                               91          -         91
     discretionary change                                                 -------     ------    -------
     of policy for
     longer-term investment
     returns

     IFRS basis results                                                     708         (9)       699
     after discretionary
     change for longer-term
     investment returns

==== ======================      ========        ========      ======     =======     ======    =======



Total profit, including             758               -          92         850        135        985
actual investment return,
before shareholders' tax of
continuing operations

==== ======================      ========        ========      ======     =======     ======    =======


Shareholders' Equity
(capital and reserves)

       - As at 31                4,281               -         209       4,490        261      4,751
         December 2004

       - Transition
         adjustment                  -               -         236         236       (261)       (25)
         following full
         application of IAS
         32, IAS 39 and
         IFRS 4

       - As at 1 January         4,281               -         445       4,726          -      4,726
         2005

==== ======================      ========        ========      ======     =======     ======    =======






Achieved Profits ("AP") Basis Results                 Discretionary
---------------------------------------                  change for
                                                        longer-term
                                         Previously      investment     IFRS
                                        published*1         returns   change   Restated
Year ended 31 December 2004                    GBPm            GBPm     GBPm       GBPm
-------------------------------              --------      ----------  -------    -------


Group AP operating profit, based on           1,144             101       (6)     1,239
longer-term investment returns, before
tax of continuing operations
-------------------------------              --------      ----------  -------    -------

Total Group AP profit, including actual       1,629               -       85      1,714
investment returns, before tax of
continuing operations
-------------------------------              --------      ----------  -------    -------

Group AP Shareholders' Equity
    - As at 31 December 2004                  8,596               -      166      8,762

    - Transition adjustment
      following application of IAS39              -                      (25)       (25)
      and IFRS4

    - As at 1 January 2005
                                              8,596                      141      8,737

-------------------------------              --------      ----------  -------    -------


*1 Figures shown as 'previously published' relate to continuing operations and exclude amounts attached to discontinued activities, including Egg's Funds Direct operations.

*2 See notes a to d of section 3.1 for basis of preparation and context of references to 'statutory' and 'proforma' bases of presentation.

*3 Total changes arising from IFRS shown above give rise to a reduction of GBP15m in operating profit - as referred to in the overview press release.

The statutory IFRS basis financial information included within this announcement establishes the results attributable to shareholders, on the basis of selected financial information, to be included in the Group's interim 2005 results and its first annual financial statements for the year ended 31 December 2005. Due to the continuing work of the International Accounting Standards Board (IASB) and possible amendments to the interpretative guidance, the Group's accounting policies, and consequently the information presented, may change prior to the publication of the first IFRS results in July 2005 and/or the 2005 full year results to be published in mid March 2006.

Additional details on the basis of preparation, of the Group's principal accounting policies, and supplementary results schedules are to be included on 2 June 2005 on the Group's website (www.prudential.co.uk) with the details of this announcement.

3.   IFRS basis results

     1.   Summary

                                      Discretionary
                                         change for    Required
                                        longer-term      change
                         Previously      investment          to   Statutory   Change to   Proforma
                        published*1         returns   statutory      IFRS*2    proforma     IFRS*2
                          (UK GAAP)        (note b)        IFRS    (note a)        IFRS   (note a)
Year ended 31 December         GBPm            GBPm        GBPm        GBPm        GBPm       GBPm
2004
--------------------         --------        --------      ------      ------     -------    -------


Operating profit based
on longer-term
investment returns,
before amortisation
of goodwill and
shareholder tax of
continuing
operations (note c)

     JNL                        196             100           0         296           0        296

     Other operations           427              (9)         (6)        412          (9)       403

---- ------------------      --------        --------      ------      ------     -------    -------
     Total - see                623              91          (6)        708          (9)       699
     section 3.2
==== ==================      ========        ========      ======      ======     =======    =======

Representing:
                                                                       ------     -------    -------

     IFRS basis results                                                 617          (9)       608
     before
     discretionary
     change for
     longer-term
     investment
     returns

     Effect of                                                           91           -         91
     discretionary                                                     ------     -------    -------
     change of policy
     for longer-term
     investment returns
     (note b)

     IFRS basis results                                                 708          (9)       699
     after
     discretionary
     change for
     longer-term
     investment
     returns

==== ==================      ========        ========      ======      ======     =======    =======

Total profit, including         758               -          92         850         135        985
actual investment
return, before
shareholders' tax of
continuing operations
(note c) - see section
3.3

==== ==================      ========        ========      ======      ======     =======    =======

Shareholders' Equity
(capital and reserves)
- See section 3.4
       - As at 31
         December             4,281               -         209       4,490         261      4,751
         2004

       - Transition
         Adjustment               -               -         236         236        (261)       (25)
         following full
         application of
         IAS 39 and
         IFRS 4

       - As at 1
         January 2005         4,281               -         445       4,726           -      4,726

==== ==================      ========        ========      ======      ======     =======    =======


*1 Figures shown as 'previously published' relate to continuing operations and exclude amounts attached to discontinued activities, including Egg's Funds Direct operations.

*2 See notes a to d of section 3.1 for basis of preparation and context of references to 'statutory and proforma bases of presentation'.

         Notes on IFRS basis results

     a.   Statutory and Proforma IFRS basis results

          The "statutory IFRS" basis results included in this announcement reflect the accounting policies adopted by the Group as at 1st January 2004 but are not presented, and are not intended to be, in the format required for IFRS financial statements for interim or full year reporting.

          References in the table above and throughout this announcement to 'Statutory IFRS' reflect the Group's adoption of all IFRS standards other than IAS 32, IAS 39 and IFRS 4, for the 2004 comparative results to be included in the Group's 2005 statutory basis financial statements, in so far as they affect the selected financial information included in this announcement. For the avoidance of doubt the statutory IFRS results do not represent the Company's statutory accounts, nor have they been extracted from statutory IFRS accounts.

          In recognition of the difficulties in IFRS for the banking sector in retrospectively applying IAS32 and IAS39 on financial instruments, the IASB has permitted application of these standards from 1st January 2005. This is also permitted for IFRS4 on insurance contracts. For Prudential, application of IAS32 and IAS39 for its banking subsidiary, Egg plc, for 2004 would have given rise to results that are not representative of the approach it intends to apply for hedge accounting from 1st January 2005. The Group has therefore chosen to utilise the IFRS 1 option to adopt these standards from 1st January 2005.

          However, the application of IAS32 and IAS39 for Prudential's insurance operations, particularly JNL, has a material impact on IFRS reported results. The importance of providing information that is indicative of the basis of reporting to be applied for 2005 for these operations is recognised, and the Group has therefore chosen to present "Proforma
          IFRS" basis results for 2004. These results reflect the estimated impact of the application of those three additional standards, which will be adopted from 1st January 2005, to the results of the Group's insurance operations, as though they had been adopted at 1st January 2004.

          The main additional changes included in the proforma information relate to the valuation of JNL's fixed income securities and derivatives. The main purpose of the proforma basis information is to provide users of this financial information with results on a basis that closely aligns with that to be applied for 2005, taking account of the Group's chosen approach to application of IAS 39, particularly for JNL.

          Proforma IFRS basis results for 2004 will be included with the 2005 interim and full year results as additional information to the statutory IFRS basis results to be reported in the Group's primary statements. For the avoidance of doubt, it is emphasised that the proforma IFRS results included in this announcement do not form part of the Group's IFRS basis results for the purpose of compliance with the relevant accounting requirements on adoption of IFRS.

     (b)  Operating profit based on longer-term investment returns

          References to operating profit, based on longer-term investment returns, before shareholders' tax, reflect the continuation of the Group's approach to providing an analysis of results that demonstrates underlying performance i.e. excluding short-term volatility in investment returns. Profits determined on this basis are provided as an additional analysis of the results to be included in the Group's income statement and reflect the long-standing convention previously advocated for UK insurers by the Statement of Recommended Practice issued by the Association of British Insurers.

          In determining the statutory and proforma IFRS basis operating results based on longer-term investment returns included in this announcement, the basis of determining the longer-term investment returns has been refined. Previously for fixed income securities of JNL and other non-participating shareholder backed businesses of the Group, the basis for determining longer-term returns was estimated by recognising realised gains and losses on a five-year averaged basis. For future reporting under IFRS and restated 2004 IFRS basis results this has been replaced with a combination of an annualised charge for long-term expected default experience and amortisation of interest related realised gains and losses to the period when the sold securities would have otherwise matured.

          The change more closely reflects the longer-term nature of the credit cycle and refines the impact of realisations that are unrelated to defaults and impairments. Prudential believes that the presentation of operating profits based on longer-term investment returns better reflects the Group's underlying performance.

     (c)  Basis of presentation of tax charge

          References to operating profit and total profit before shareholder tax reflect the continued presentation as additional information of tax attributable to with-profits funds and unit linked policyholders as a charge deducted in the determination of pre-shareholder tax results. In determining the allocation of tax charges between those attributable to with-profits funds, unit-linked policyholders and shareholders, a methodology consistent with that previously appropriate under UK GAAP (modified statutory basis) reporting has been applied.

          Technically under IFRS, which does not recognise the distinction between taxes attributable to these different participants, total formal IFRS pre-tax profit is required to be recorded in the income statement before deduction of all taxes. In determining such pre-tax profits, transfers to and from unallocated surplus of with-profits funds are taken into account. These transfers are themselves a function of the tax borne by with-profits funds. The total profit before tax on an IFRS basis is not representative of profit before taxes attributable to shareholders.

          In order to provide pre-tax results that are relevant from a shareholder perspective, the Group has elected to provide additional analysis in its financial statements of the profits before shareholder tax, but after deduction of policyholder tax. All results shown in this announcement are presented on this basis.

     (d)  Accounting policies

          The focus of this announcement is the impact of the changes in accounting policies as they affect the results before shareholder tax and as they affect shareholders' funds. The full set of IFRS policies that will be implemented for the Group's 2005 financial statements will incorporate changes from those previously applied under UK GAAP. These will include policies covering the balance sheet changes, incorporating the inclusion of assets and liabilities such as investments, goodwill and non-recourse borrowings of investment, property and venture fund subsidiaries that have hitherto not required consolidation. These subsidiaries are primarily investments of the Prudential Assurance Company ("PAC") with-profits fund, US investment fund, and other special purpose vehicles.

1. Changes to IFRS operating results, based on longer-term investment returns, for continuing operations

     A summary of the changes to operating profit, based on longer-term investment returns, before shareholder tax for continuing operations is as follows:

                                      Discretionary    Required
                                         change for      change
                                        longer-term          to               Change to
                         Previously      investment   statutory   Statutory    Proforma   Proforma
                        Published*1         returns        IFRS      IFRS*2        IFRS     IFRS*2
                               GBPm            GBPm        GBPm        GBPm        GBPm       GBPm
---- ------------------      --------        --------      ------     -------     -------    -------


UK and Europe
operations

     Insurance                  305               0           0         305          (9)       296
     operations (note
     a)

     M&G (note b)               136               0           0         136         N/A        136

     Egg (note c)                63               0          (2)         61         N/A         61
---- ------------------      --------        --------      ------     -------     -------    -------

                Total           504               0          (2)        502          (9)       493
---- ------------------      --------        --------      ------     -------     -------    -------

US operations

     JNL (note d)               196             100           0         296           0        296

     Broker dealer and          (14)              0           0         (14)        N/A        (14)
     fund management
---- ------------------      --------        --------      ------     -------     -------    -------

                Total           182             100           0         282           0        282
---- ------------------      --------        --------      ------     -------     -------    -------

Asian operations (note e)

     Long-term                  126              (9)          0         117           0        117
     business

     Fund Management             19               0           0          19         N/A         19

     Development                (15)              0           0         (15)        N/A        (15)
     Expenses
---- ------------------      --------        --------      ------     -------     -------    -------

                Total           130              (9)          0         121           0        121
---- ------------------      --------        --------      ------     -------     -------    -------

Other income and
expenditure

     Interest payable          (154)              0           0        (154)        N/A       (154)
     on core structural
     borrowings

     Other (note f)             (39)              0          (4)        (43)        N/A        (43)
---- ------------------      --------        --------      ------     -------     -------    -------

                Total          (193)              0          (4)       (197)          0       (197)
---- ------------------      --------        --------      ------     -------     -------    -------

                Total           623              91          (6)        708          (9)       699

   ====================      ========        ========      ======     =======     =======    =======

Representing:
                                                                      -------     -------    -------

     IFRS basis results                                                 617          (9)       608
     before
     discretionary
     change for
     longer-term
     investment
     returns

     Effect of                                                           91           0         91
     discretionary                                                    -------     -------    -------
     change of policy
     for longer-term
     investment
     returns

     IFRS basis results                                                 708          (9)       699
     after
     discretionary
     change for
     longer-term
     investment
     returns

==== ==================      ========        ========      ======     =======     =======    =======

N/A: not applicable - proforma basis changes are confined to insurance operations

*1 Figures shown as 'previously published' relate to continuing operations and exclude amounts attached to discontinued activities, including Egg's Funds Direct operations.

*2 See notes a to d of section 3.1 for basis of preparation and context of references to 'statutory and proforma bases of presentation'.

Notes on changes to operating results, based on longer-term investment returns, of continuing operations.

(a)  UK and Europe Insurance operations

     The proforma IFRS basis result of GBP296m incorporates a GBP(9)m change on applying IAS39 and IFRS4 to those unit-linked contracts that are classified as investment contracts under IFRS 4. Under the changed basis of classification:

               #    -Sterling reserves are no longer recognised.

               # - Acquisition costs that are deferrable are restricted to incremental costs.

               #    -  Deferrable   acquisition  costs,  front-end  charges  and
                    actuarial   funding  are  amortised  in  line  with  service
                    provision.

                    For  all  other   insurance   contracts  of  UK  and  Europe
                    operations   the  basis  of   measurement   of  assets   and
                    liabilities continues to be as applied under UK GAAP.

               (b)  M&G

                    For M&G, the zero change reflects the application of IAS19 for the M&G pension scheme (GBP(1)m) offset by altered measurement of acquisition costs and front-end charges for external investment management business (GBP1m).

               (c)  Egg

                    Operating profit, as previously published, shown above of GBP63m is shown after adjusting for the losses of GBP20m attaching to the now discontinued Funds Direct business.

                    The statutory IFRS changes to the 2004 comparative results for Egg reflect only those adjustments arising from IFRS standards other than from IAS32 and IAS39. GBP(3)m of the change of GBP(2)m arises from the application of IFRS2 to share based payment in respect of shares in Egg plc.

                    Consistent with the approach of many other banks, IAS32 and IAS39 will be applied for the first time as at 1 January 2005. Prospectively, wholesale assets will be classified as Available-for-Sale under IAS39 and held at fair value with unrealised gains and losses reflected directly in equity. Liabilities will be measured at amortised cost with no effect compared to UK GAAP, except where set-up fees had been previously expensed but will, under IFRS, be capitalised and amortised.

                    Derivatives will be the only products for which changes in fair value will affect the total result for the reporting period. However, for interest rate swaps that economically hedge fixed rate personal loans, by matching them against the variable rate savings book, Egg will apply portfolio cash flow hedge accounting under IAS39. Changes in the fair value of these hedges will be recorded directly in equity in the balance sheet and not the income statement.

               (d)  JNL

                    The discretionary change to reflect the altered basis of recognition of longer-term investment return is unrelated to the requirements of IFRS. The change primarily affects the operating result of JNL as follows:


        Previously published basis:                                         GBPm
        ------------------------------------------                      --------

        Averaged losses on fixed income securities                        (102)


        Statutory and proforma IFRS                                         GBPm
        ------------------------------------------                      --------


        Longer-term default assumption                                     (47)

        Amortisation of interest related realised gains and losses          45
        ------------------------------------------                      --------

                                                                            (2)
        ============================================                    ========



        Net Change                                                          GBPm
        ------------------------------------------                      --------



        Gross change                                                       110

        Change to related amortisation of acquisition costs                (10)
        ------------------------------------------                      --------

                                                                           100
        ============================================                    ========

          The change of GBP100m reflects the replacement of the 5 year averaging of the exceptional default losses experienced in 2001 and 2002 with a default assumption that reflects longer-term expectations, based on historical precedent. The longer-term default provision has been calibrated on a basis consistent with published rating agency risk margin analyses and is reflective of the credit quality of individual investments held in the JNL portfolio.

          There are no significant changes to JNL's operating results for IFRS changes. The accounting basis applied previously to JNL's contracts aligns very closely to that required under IFRS.

     (e)  Asian Operations

          With the exception of the altered basis of determining longer-term returns, there is no change to operating profit for Asian operations. Virtually all insurance contracts of the Group's Asian Operations continue to be accounted for under UK GAAP as they are technically classified as insurance rather than investment contracts under IFRS4.

     (f)  Other income and expenditure

          The  change of GBP(4)m comprises:

                                                                            GBPm
         -------------------------------------------                  ---------


        Shareholders' share of pension costs not allocated to business      (3)
        operations


        In respect of share based payments                                  (1)

        -------------------------------------------                   ---------

                                                                            (4)

         -------------------------------------------                  ---------


     1. Changes to total IFRS profit before shareholder tax

          A summary of changes to total profit before shareholder tax, including actual investment returns, of continuing operations is as follows:


                                              Discretionary    Required
                                                 change for      change
                                 Previously     longer-term          to               Change to
                                published*1      investment   statutory   Statutory    Proforma   Proforma
                                  (UK GAAP)         returns        IFRS      IFRS*2        IFRS     IFRS*2
                                       GBPm            GBPm        GBPm        GBPm        GBPm       GBPm
        ---- ------------------      --------        --------      ------     -------     -------    -------

        Operating profit, based         623              91          (6)        708          (9)       699
        on longer-term
        investment returns,
        before shareholder
        tax

        Representing:
                                                                              -------       -------  -------

             IFRS basis results                                                 617            (9)     608
             before
             discretionary
             change for
             longer-term
             investment
             returns

             Effect of                                                           91             -       91
             discretionary                                                    -------       -------  -------
             change of policy
             for longer-term
             investment
             returns

             IFRS basis results                                                 708            (9)     699
             after
             discretionary
             change for
             longer-term
             investment
             returns



        Amortisation of                 (94)              -          94           -           -          -
        goodwill (note a)



        Short-term fluctuations         229             (91)         11         149         144        293
        in investment returns
        (note b)



        Shareholders' share of            -               -          (7)         (7)          -         (7)
        actuarial gains and
        losses on defined
        benefit pension schemes
        (note c)

        ---- ------------------      --------        --------      ------     -------     -------    -------

        Total profit including          758               -          92         850         135        985
        actual investment
        returns, before
        shareholder tax of
        continuing operations
        ====================         ========        ========      ======     =======     =======    =======


*1 Figures shown as 'previously published' relate to continuing operations and exclude amounts attached to discontinued activities, including Egg's Funds Direct operations

*2 See notes a to d of section 3.1 for basis of preparation and context of references to 'statutory and proforma bases of presentation'.

     Notes on changes to total profit before shareholder tax of continuing operations

(a)  Amortisation of goodwill

     Subject to annual impairment testing, goodwill is not amortised under IFRS.

(b)  Short-term fluctuations in investment returns

     The discretionary change of GBP(91)m reflects the revised basis of determining longer-term returns, as discussed in section 3.1 (note b). The GBP11m change to statutory IFRS principally reflects the share of profits of property and venture fund investment subsidiaries, held by the PAC with-profits fund, that are attributable to minority interests.

     The GBP144m change to proforma IFRS arises from the market valuation of derivatives used for economic hedging purposes by JNL. Previously, under UK GAAP, the fixed income securities of JNL were, unless impaired, accounted for at amortised cost with derivatives similarly treated. In applying IFRS the Group will account for JNL's fixed income securities on an 'Available-for-Sale' basis whereby the fixed income securities are accounted for at fair value with unrealised gains and losses being recorded directly in equity rather than the income statement. In this respect the treatment is as applied by many US insurers under US GAAP. Value movements for JNL's derivatives will, however, be booked in the income statement under IFRS from 1 January 2005 when the Group adopts IAS 32 and IAS 39.

     The Group will not generally seek to hedge account for JNL's derivatives under IAS 39 i.e. it will not attempt to match up value movements on hedged assets, with the value movements in the derivatives, in the income statement.

(c) Shareholders' share of actuarial gains and losses on defined benefit pension schemes

     The actuarial gains and losses comprise the effect of short-term fluctuations in investment returns on scheme assets, and the effect of changes in actuarial assumptions, after deduction of the proportion absorbed by the PAC with-profits fund. Due to IFRS requirements, as they apply to the share of actuarial gains and losses absorbed by with-profits funds, the Group's policy is to record all actuarial gains and losses in the income statement.

2.   Changes to IFRS shareholders' equity (capital and reserves)

     A summary of changes to shareholders' equity at 31 December 2004 is as follows:

                                                                            GBPm
        -----------------------------------------------                 --------

        Previously published under UK GAAP                               4,281

        Changes to statutory IFRS
                                                                        --------
                -Timing difference on recognition of accrued final
                 dividend (note a)                                         253

                -Shareholders' share of deficits (net of tax) of UK
                 defined benefit pension schemes (note b)                 (115)

                -Goodwill (note c)
                                                                            94
                -Other items (note d)
                                                                           (23)
                                                                        --------

                                                                           209
        -----------------------------------------------                 --------

        Statutory IFRS basis shareholders' funds at 31 December 2004*    4,490

        Changes to Proforma IFRS i.e. applying IAS 39 and IFRS 4 on basis consistent with that to be applied prospectively for insurance operations

                -Valuation changes to fixed income securities and       --------
                 derivatives (net of related changes to                    273
                 deferred acquisition costs and deferred tax) of US
                 operations (note e)
                -UK and Europe insurance operations                        (12)

                                                                        --------

                                                                           261
        -----------------------------------------------                 --------

        Proforma IFRS basis at 31 December 2004*                         4,751

        ===============================================                 ========

            * See notes a to d of section 3.1 for basis of preparation and context of references to 'statutory and proforma bases of presentation'.

            On formal adoption of IAS32, IAS39 and IFRS4 at 1 January 2005 for the Group's insurance and other operations, the Group's IFRS basis results will incorporate a transitional adjustment to shareholders' equity. The changes are as follows:

                                             Previously   Statutory   Proforma
                                              published       IFRS*      IFRS*
                                                   GBPm        GBPm       GBPm
        --- --------------------------------     --------    --------    -------

        Shareholders' equity at 31 December       4,281       4,490      4,751
        2004

        Transition adjustments

            Insurance operations                    N/A         261        N/A
        --- --------------------------------     --------    --------    -------

                                                    N/A       4,751      4,751

            Banking and other non-insurance         N/A         (25)       (25)
            operations

        --- --------------------------------     --------    --------    -------



        Shareholders' equity at 1 January         4,281       4,726      4,726
        2005

        === ================================     ========    ========    =======

          * See notes a to d of section 3.1 for basis of preparation and context of references to 'statutory and proforma bases of presentation'.

          Notes on changes to shareholders' equity (capital and reserves)

     (a)  Timing difference on recognition of accrued final dividend

          Under IFRS dividends declared after the balance sheet date of the reporting period are recognised for accounting purposes in the period of declaration.

     (b) Shareholders' share of deficits (net of tax) of UK defined benefit pensions schemes

          Under IAS 19 provision for pension scheme deficits is required on a basis similar to that previously shown in the 2004 Annual Report as memorandum disclosure under FRS 17. The deficits of the schemes reflect the difference between the market value of the assets of the schemes and projected liabilities for future cash flows discounted at an AA graded corporate bond rate. The total deficits have been apportioned, on a basis that reflects the activity of the members of the schemes, between the PAC with-profits fund and shareholders' funds. After deduction of attaching deferred tax, the net effect is to reduce the unallocated surplus of the PAC with-profits fund at 31 December 2004 by GBP472m. Shareholders' funds are reduced by GBP115m.

     (c)  Goodwill

          The  charge  for  goodwill  reflects  the  fact,   subject  to  annual
          impairment testing, that goodwill is not amortised from the date of adoption of IFRS.

     (d)  Other items

          Of the deduction of GBP23m, GBP27m relates to Prudential shares owned by unit trusts that are consolidated under IFRS. These shares are accounted for as Treasury shares and hence deducted from shareholders' equity rather than being recorded as assets.

     (e)  Valuation changes to fixed income securities and derivatives of JNL.

          Note (b) of section 3.3 above describes the altered basis of valuation of JNL's fixed income securities and derivatives. After partially offsetting 'shadow' accounting changes, in the balance sheet and shareholder reserves, for deferred acquisition costs (DAC) and related deferred tax, the altered valuation basis gives rise to an increase in shareholders' equity of GBP273m. The uplift reflects the difference between fair value (as applied under IFRS) and amortised cost (as applied under UK GAAP unless securities are impaired). The movement in this unrealised appreciation from period to period primarily reflects the impact of changes of market interest rates and risk premium. In future, IFRS shareholders' funds are likely to be more volatile for this feature.

4.   AP basis results

     4.1 Summary

     The changes applied on adoption of IFRS, primarily for the Group's non-insurance operations, have consequential effects on the Group results reported on the Achieved Profit (AP) basis. However, the AP value of in-force long-term business, which reflects the discounted value of future cash flows, is unaffected. The Group will apply the AP basis of reporting for the final time for interim reporting for 2005. Full year supplementary reporting for 2005 will be on the EEV basis.

     The summary impact on full year 2004 AP basis results and shareholders' funds at 1st January 2005 is as follows:

                                             Discretionary
                                                 change for
                                                   longer-
                                Previously  term investment   IFRS   Restated
                                published*         returns   change   (note a)
   Year ended 31 December             GBPm            GBPm     GBPm       GBPm
   2004
   ----------------------------      -------     -----------   ------    -------

   Group Achieved Profit basis       1,144             101       (6)     1,239
   operating profit, based on
   longer-term investment
   returns, before tax of
   continuing operations (note
   b) - see section 4.2

   ----------------------------      -------     -----------   ------    -------

   Total Group Achieved Profit       1,629               -       85      1,714
   basis profit, including
   actual investment returns,
   before tax of continuing
   operations - see section
   4.3

   ----------------------------      -------     -----------   ------    -------

   Group Achieved Profit basis
   Shareholders' Equity - see
   section 4.4
        -As at 31 December
         2004                        8,596               -      166      8,762

        -Transition
         adjustment                      -                      (25)       (25)

        -As at 1 January
         2005 following              8,596                      141      8,737
         application of IAS 39
         and IFRS 4

   ----------------------------      -------     -----------   ------    -------

     *    Figures  shown  as   'previously   published'   relate  to  continuing
          operations and exclude amounts attached to discontinued activities, including Egg's Funds Direct operations

          Notes on restated AP basis results

     (a)  Basis of restatement

          The changes shown above reflect the application of:

          i. The discretionary change to determination of longer-term returns included in operating profit, (see note (b) below) and;

          ii.  Statutory   IFRS  basis  changes  for  the  Group's  other  than
               long-term business operations, (i.e. IFRS changes arising from the adoption of all standards other than IAS 32, IAS 39 and IFRS
               4).

          iii. An additional, consequential, change in respect of UK defined benefit pension schemes for the shareholders' interest in the PAC with-profits fund. (see note (c)).

     (b)  Operating profit based on longer-term investment returns

          As for statutory (IFRS) basis results, it is the Group's intention to continue with the approach of providing an analysis of the results that demonstrates underlying performance, i.e. excluding short-term volatility in investment returns. As for statutory (IFRS) basis results, the basis of determining longer-term returns has been revised
          - see 4.2 below.

     (c)  Additional change in respect of UK defined benefit pensions schemes

          Item (iii) in respect of the provision for deficits of UK defined benefit pension schemes reflects the AP basis methodology, whereby shareholders' equity has, in addition to the IFRS deficit attributable to shareholder backed operations (as for statutory basis (IFRS) results), been adjusted to reflect the shareholders' 10 per cent interest in the IAS19 basis deficit attributed to the PAC with-profits fund. The latter item reflects the shareholders' interest on the AP basis consistent with the basis of distribution of surplus from the fund.

2. Changes to AP basis operating results, based on longer-term investment returns

     A summary of the changes to AP basis operating profit, based on longer-term investment returns, before shareholder tax from continuing operations is as follows:



Year ended 31 December
2004                                    Discretionary
AP basis operating                          change to
results,                                  longer-term
based on longer-term       Previously      investment
investment returns         published*         returns   IFRS changes   Restated
before shareholder tax           GBPm            GBPm           GBPm       GBPm
-----------------------        --------      ----------       --------  ---------


UK and Europe Insurance           450                              0        450
Operations



M&G (note a)                      136                              0        136



Egg (Note b)                       63                             (2)        61

---- ---------------------     --------      ----------       --------  ---------

Total                             649                             (2)       647



US Operations (note c)            303             110              0        413



Prudential Corporation            385              (9)             0        377
Asia (note c)



Other income & expenditure       (193)                            (4)      (197)
(noted d)

---- ---------------------     --------      ----------       --------  ---------



Group Total                     1,144             101             (6)     1,239

==== =====================     ========      ==========       ========  =========

* Figures shown as 'previously published' relate to continuing operations and exclude amounts attached to discontinued activities, including Egg's Funds Direct operations

     Notes on changes to AP basis operating profit, based on longer-term term investment returns of continuing operations

     (a)  M&G

          As described in section 3.2 (note (b)) the changes for M&G reflect the application of IAS 19 for the M&G pension scheme and altered measurement of acquisition costs and front end charges for external investment management business.

     (b)  Egg

          As described in section 3.2 (note(c)) the changes reflect only adjustments needed that arise from IFRS standards other than IAS 32 and IAS 39.

     (c)  US and Asian Operations

          As described in section 3.2 (notes (d) and (e)) the change reflects the altered basis of longer-term investment returns. For US Operations the change on AP basis excludes the related change to amortisation of deferred acquisition cost (DAC) reflected for IFRS, as DAC is not part of the AP methodology.

     (d)  Other income and expenditure

          As described in section 3.2, (note (f)), the change of GBP(4)m relates to stock based compensation and pension costs.

          4.3 Changes to total AP basis profit before tax including actual investment returns, of continuing operations

                                            Discretionary
                                               change for
                                                  longer-
                               Previously  term investment     IFRS
  Total AP basis               published*         returns   changes   Restated
  Profit before shareholder          GBPm            GBPm      GBPm       GBPm
  tax
  -------------------------        --------     -----------  --------    -------

  Operating profit, based on        1,144             101        (6)     1,239
  longer-term investment
  returns, before tax of
  continuing operations



  Amortisation of goodwill            (94)              -        94          -
  (note a)



  Short-term fluctuations in          679            (101)        9        587
  investment returns (note b)



  Shareholders' share of                -               -       (12)       (12)
  actuarial gains and losses
  on defined benefit pension
  schemes



  Effect of changes in               (100)              -                 (100)
  economic assumptions

  ---- -----------------------     --------     -----------  --------    -------



  Total profit, including           1,629               -        85      1,714
  actual investment returns
  before shareholder tax, of
  continuing operations

  ==== =======================     ========     ===========  ========    =======

     *    Figures  shown  as   'previously   published'   relate  to  continuing
          operations and exclude amounts attached to discontinued activities, including Egg's Funds Direct operations

          Notes on changes to total AP basis profit before tax, including actual investment returns, of continuing operations

     (a)  Amortisation of goodwill

          Subject to annual impairment testing, goodwill is not amortised under IFRS.

          (b)  Short-term fluctuations in investment returns

          The change of GBP(92)m on restatement from GBP679m to GBP587m includes
          GBP(101)m  in  respect  of  the  altered  basis  of   recognition   of
          longer-term returns for JNL and Asian Operations.

          The changes reflected in the proforma statutory basis (IFRS) short-term fluctuations in investment returns shown in section 3.3 for JNL's derivatives will not feature in the AP basis results. As the derivatives are part of the long-term business assets and liabilities, which are modelled for cash flow projection purposes, valuation adjustments, which are reported for statutory basis reporting, are not relevant for AP basis results.

          4.4 Changes to total AP basis shareholders' equity (capital and reserves) at 31 December 2004

               A summary of changes to AP basis shareholders' equity at 31 December 2004 is as follows:

                                                                          GBPm
        ----                ---------------------------------------- -----------



        AP basis shareholders' equity at 31 December 2004 as             8,596
        previously published



        Changes arising from application of IFRS
                                                                     -----------
                -
                 Timing difference on recognition of accrued final   -----------
                 dividend (note a)                                         253

                -Shareholders' share of deficits (net of tax) of
                 UK defined benefit pension schemes

             - Statutory (IFRS) basis                                     (115)

             - Additional change for shareholders' 10% interest on         (47)
             the AP basis,
             in the deficit attributable to the PAC with-profits
             fund (note b)
                -Goodwill (note c)
                                                                            94
                -Other Items
                                                                           (19)
                                                                     -----------

                                                                           166
        ----                ---------------------------------------- -----------



             AP basis shareholders' equity at 31 December 2004 after     8,762
             IFRS change

        ====                ======================================== ===========

        Impact of adoption of IAS 32 and IAS 39 on AP basis shareholders' equity at 31 December 2004

        On formal adoption of IAS 32 and IAS 39 at 1 January 2005, the Group's AP basis results will incorporate a transitional adjustment to shareholders' equity. The changes are as follows:

                                                 Previously
                                                  published   Restated
                                                       GBPm       GBPm
-----------------------------------               ---------- ----------



AP basis Shareholders' equity at 31 December          8,596      8,762
2004



Transition adjustment on adoption of IAS 32 and         N/A        (25)
IAS 39

-----------------------------------               ---------- ----------



AP basis Shareholders equity at 1 January 2005        8,596      8,737

===================================               ========== ==========

     Notes on changes to total AP basis shareholders' equity at 31 December 2004

     (a)  Timing difference on recognition of accrued final dividend

          Under IFRS dividends are recognised for accounting purposes in the period of declaration.

     (b) Shareholders' share of deficits (net of tax) of UK defined pension schemes

          The additional deduction for the shareholders' share of the deficits of the Prudential Staff Pension Scheme and Scottish Amicable Pension Scheme reflect the fact that on the AP basis surpluses held within the PAC with-profits fund are assumed to be distributed over time through enhanced terminal bonuses with shareholders receiving 10% of the surplus for distribution i.e. one-ninth cost of bonus.

     (c)  Goodwill

          Subject to annual impairment testing, goodwill is not amortised under IFRS.

PRUDENTIAL PLC

2004 Restated Results

IFRS AND ACHIEVED PROFITS BASIS RESULTS

PRELIMINARY SELECTED FINANCIAL INFORMATION INCLUDED WITH PRESS RELEASE

IFRS basis results

The IFRS basis results shown on schedules B1 to B3 have been prepared on two bases, namely "Statutory IFRS" and "Proforma IFRS".

The "Statutory IFRS" results reflect those to form the basis of the comparative results in the Group's half year 2005 consolidated financial statements after adjustment for appropriate presentational and format changes, and to be accompanied by additional disclosures required by the relevant IFRS standards and UK listing authority requirements.

For the avoidance of doubt the "Statutory IFRS" results included in this announcement are selected financial information and do not represent the Group's statutory accounts.

The following points should also be noted:

a. The preliminary information has been prepared in accordance with the basis of preparation set out in this announcement rather than the basis applicable for a set of formal IFRS financial statements.

b. The disclosure and presentation requirements of formal IFRS financial statements have not been adopted in the preliminary IFRS selected financial information. The format of the presentation of the results in the announcement will however be applied as part of future IFRS financial statements.

c. The preliminary IFRS selected financial information does not include details of the Group's consolidated cash flows, consolidated income statement, or consolidated balance sheet presentation.

d. In accordance with IFRS1, no adjustments have been made for any changes in estimates made at the time of approval of the previous UK GAAP interim and annual financial statements on which the selected financial information is based.

     The "Statutory IFRS" results reflect the application of :

     (i) Measurement changes arising from the adoption of all IFRS standards, other than IAS32, IAS39 and IFRS4, from 1 January 2004, in so far as they affect the selected financial information included in this announcement.

     (ii) Changes to the format of the income statement for discontinued operations, and other presentational changes under IFRS, in so far as they affect the presentation of the selected financial information included in this announcement, and

     (iii)A discretionary change of policy for the basis of determining longer-term investment returns included in operating profits

          The "Proforma IFRS" basis results are provided as supplementary information and are not results that will form part of the company's financial statements.

          The "Proforma IFRS" results reflect the application of the "Statutory IFRS" changes noted above and the estimated effect on the Group's results for 2004 if IAS32, IAS39 and IFRS4 had been applied from 1st January 2004 to the Group's insurance operations.

          The "Proforma IFRS" results for 2004 will be provided as additional information with the Group's half year 2005 consolidated financial statements.

                                                                      Schedule
                                                                      ----------

        Summary results, supplementary profit measures, and earnings     B1
        per share

        Operating profits, based on longer-term investment returns, for continuing operations,
        by business area                                                 B2

        Movement in shareholders' equity (capital and reserves)          B3

Achieved Profits basis results

The restated Achieved Profits basis results shown on schedules B4 to B6 have been prepared after applying:

     (i) Measurement changes arising from the adoption of all IFRS standards, other than for IAS32, IAS39 and IFRS4, from 1 January 2004.

     (ii) Changes to the format of the income statement for discontinued operations, and other presentational changes under IFRS, in so far as they affect the selected financial information included in this announcement.

     (iii)A discretionary change of policy for the basis of determining longer-term investment returns included in operating profits.

          The Half Year 2005 Achieved Profits basis results will reflect the adoption of all IFRS standards, including IAS32, IAS39, and IFRS4.

          These three standards will be adopted at 1 January 2005. The effect on the Achieved Profits basis results of these three standards will be confined to the Group's non-insurance operations.

    Consolidated summary results and Earnings per Share                 B4

    Operating profits, based on longer-term investment returns, for continuing operations by
    business area                                                       B5

    Movement in shareholders' capital and reserves                      B6

Additional details on the basis of preparation and accounting policies applied are included in a separate section of this announcement.

PRUDENTIAL PLC Schedule B1

2004 Restated Results

IFRS BASIS RESULTS

SUMMARY RESULTS, SUPPLEMENTARY PROFIT MEASURES, AND EARNINGS PER SHARE


                                         PREVIOUSLY
                                         PUBLISHED
                                       UK GAAP basis               STATUTORY IFRS basis           7PROFORMA IFRS basis
                                Half year       Full year       Half year       Full year       Half year    Full year
                                     2004            2004            2004            2004            2004         2004
SUMMARY RESULTS                      GBPm            GBPm            GBPm            GBPm            GBPm         GBPm
------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Long-term business:

    Gross premiums written for      7,526          16,355           7,526          16,355           6,249      14,096
    insurance contracts

------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Profit from continuing
operations, before tax
attributable to shareholders          307             758             393             850             486         985

Tax attributable to                  (128)           (246)           (138)           (240)           (170)       (290)
shareholders*

------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Profit from continuing                179             512             255             610             316         695
operations after tax

Discontinued operations, net of       (16)            (94)            (15)            (94)            (15)        (94)
tax


------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Total profit for the period           163             418             240             516             301         601
------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Attributable to:

    Equity holders of the             156             428             233             517             294         602
    parent company

    Minority interest                   7             (10)              7              (1)              7          (1)

------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Total profit for the period           163             418             240             516             301         601
------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

SUPPLEMENTARY PROFIT MEASURES
-------------------------------

Operating profit from
continuing operations, based on
longer-
term investment returns, before       328             623             372             708             373         699
amortisation of goodwill



Amortisation of goodwill              (48)            (94)
------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---



Operating profit from
continuing operations, based on
longer-
term investment returns               280             529             372             708             373         699



Short-term fluctuations in             27             229             (27)            149              65         293
investment returns



Shareholders' share of
actuarial gains and losses on
defined
benefit pension schemes                                                48              (7)             48         (7)

------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Profit from continuing
operations, before tax
attributable
to shareholders                       307             758             393             850             486        985
------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

EARNINGS PER SHARE
--------------------

Continuing operations

From operating profit, based on
longer-term investment
returns, after tax and related
minority interest, before
amortisation of goodwill             10.7   p        20.5   p        12.9   p        24.7   p        13.0   p   24.2   p



Adjustment for amortisation of       (2.3)  p        (4.4)  p
goodwill

Adjustment from post-tax
long-term investment returns
to post-tax actual investment
returns (after related
minority
interest)                            (0.3)  p         7.1   p        (2.8)  p         3.0   p         0.1   p   7.5   p

Adjustment for post-tax
shareholders' share of
actuarial gains
and losses on defined benefit                                         1.6   p        (0.2)  p         1.6   p  (0.2)  p
pension schemes

------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Based on profit from continuing
operations after minority
interest                              8.1   p        23.2   p        11.7   p        27.5   p        14.7   p   31.5   p
------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Discontinued
operations

From post-tax profit/
loss from discontinued
operations,
including profits on
disposal and closure
costs, net of tax and
related minority                     (0.6)   p       (3.1)  p        (0.5)  p        (3.1)  p        (0.5)  p   (3.1)  p
interest

------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Based on total profit                 7.5    p       20.1   p        11.2   p        24.4   p        14.2   p  28.4   p
for the period after
minority interests
------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Average number of shares            2,084   **      2,129           2,075            2,121          2,075     2,121
(million)
------------------------           -------- ---      ------ ---     ------- ---      ------ ---      ------        ---

Dividend per share ***               5.19    p      15.84   p       10.22   p        14.81   p      10.22   p  14.81   p



     *    Tax  charges  shown   throughout  this   announcement   exclude  taxes
          attributable to policyholders which are accounted for as a charge in determining pre-shareholder tax results.

          Additional details on the basis of presentation of the tax charge are included within the accounting policies section of this announcement.

     ** The as "previously published" average number of shares for half year 2004 has been adjusted to reflect the impact of the rights issue in late 2004.

     *** In accordance with the changed requirements of IFRS the dividend per share figures shown above reflect dividends declared in the period rather than, as under UK GAAP, the period to which the dividend relates. The dividend per share for the 2003 final dividend, declared in February 2004, and the interim 2004 dividend, declared in July 2004, have been adjusted to reflect the bonus element in the 2004 rights issue.

PRUDENTIAL PLC Schedule B2

2004 Restated Results

IFRS BASIS RESULTS

OPERATING PROFITS, BASED ON LONGER-TERM INVESTMENT RETURNS, FROM CONTINUING OPERATIONS



                           PREVIOUSLY PUBLISHED
                                 UK GAAP basis              STATUTORY IFRS basis             PROFORMA IFRS basis
                         Half year       Full year       Half year       Full year       Half year       Full year
                              2004            2004            2004            2004            2004            2004
RESULTS ANALYSIS BY           GBPm            GBPm            GBPm            GBPm            GBPm            GBPm
BUSINESS AREA
------------------------    -------- ---      ------ ---     ------- ---      ------ ---     ------- ---       -----

UK and Europe
operations

Insurance operations           152             305             152             305             153             296

M&G                             79             136              79             136              79             136

Egg                             30              63              31              61              31              61
------------------------    -------- ---      ------ ---     ------- ---      ------ ---     ------- ---       -----

Total                          261             504             262             502             263             493
------------------------    -------- ---      ------ ---     ------- ---      ------ ---     ------- ---       -----

US operations

Jackson National Life          106             196             157             296             157             296

Broker dealer and fund          (2)            (14)             (2)            (14)             (2)            (14)
management
------------------------    -------- ---      ------ ---     ------- ---      ------ ---     ------- ---       -----

Total                          104             182             155             282             155             282
------------------------    -------- ---      ------ ---     ------- ---      ------ ---     ------- ---       -----

Asian operations

Long-term business              64             126              58             117              58             117

Fund management                 10              19              10              19              10              19

Development costs              (10)            (15)            (10)            (15)            (10)            (15)
------------------------    -------- ---      ------ ---     ------- ---      ------ ---     ------- ---       -----

Total                           64             130              58             121              58             121
------------------------    -------- ---      ------ ---     ------- ---      ------ ---     ------- ---       -----

Other income and
expenditure

Investment return and           16              44              16              44              16              44
other income

Interest payable on core       (74)           (154)            (74)           (154)            (74)           (154)
structural borrowings

Corporate expenditure

         Group Head            (25)            (54)            (25)            (54)            (25)            (54)
         Office

         Asia Regional         (18)            (29)            (18)            (29)            (18)            (29)
         Head Office

Additional IFRS pension          0               0              (2)             (4)             (2)             (4)
and share based payment
costs not allocated to
business operations
------------------------    -------- ---      ------ ---     ------- ---      ------ ---     ------- ---       -----

Total                         (101)           (193)           (103)           (197)           (103)           (197)
------------------------    -------- ---      ------ ---     ------- ---      ------ ---     ------- ---       -----

Operating profit, based
on longer-term
investment
returns, from continuing       328             623             372             708             373             699
operations
------------------------    -------- ---      ------ ---     ------- ---      ------ ---     ------- ---       -----


PRUDENTIAL PLC Schedule B3

2004 Restated Results

IFRS BASIS RESULTS

MOVEMENT IN SHAREHOLDERS' CAPITAL AND RESERVES ATTRIBUTABLE TO SHAREHOLDERS OF PARENT COMPANY


                             PREVIOUSLY PUBLISHED
                                  UK GAAP basis       STATUTORY IFRS basis     PROFORMA IFRS basis
CONSOLIDATED STATEMENT OF    Half year   Full year   Half year   Full year   Half year   Full year
RECOGNISED INCOME                 2004        2004        2004        2004        2004        2004
AND EXPENSE                       GBPm        GBPm        GBPm        GBPm        GBPm        GBPm
-------------------------       --------      ------    --------      ------     -------      ------

Profit for the period (net         156         428         233         517         294         602
of minority interest)

Items taken directly to
equity:

    Exchange movements             (33)       (173)        (32)       (172)        (37)       (191)

    Value movements on fixed
    income securities
    classified as
    available for sale:

       Gross valuation                                                            (562)       (106)
       movements

       Related change to                                                           265          74
       amortisation of
       acquisition costs

    Related tax                      5          12           5          12         113          23

-------------------------       --------      ------    --------      ------     -------      ------

Total recognised income for
the period (net of
minority
interest)                          128         267         206         357          73         402
-------------------------       --------      ------    --------      ------     -------      ------


RECONCILIATION OF MOVEMENT
ON CONSOLIDATED
SHAREHOLDERS' EQUITY

Total recognised income for
the period (net of minority
interest)

- as above                         128         267         206         357          73         402

Proceeds from rights issue,                  1,021                   1,021                   1,021
net of expenses

Other new share capital             61         119          61         119          61         119
subscribed

Dividends                         (109)       (362)       (214)       (323)       (214)       (323)

Stock based compensation -
fair value adjustment (net
of
related tax)                                                 3          10           3          10

Own shares

    Own shares purchased in
    respect of stock
    compensation
    plans                                       (4)          0          (4)          0          (4)

    Movement on Prudential
    plc shares purchased by
    unit trusts
    newly consolidated under                                 0          14           0          14
    IFRS

-------------------------       --------      ------    --------      ------     -------      ------

Net increase (decrease) in
shareholders' capital and
reserves                            80       1,041          56       1,194         (77)      1,239
-------------------------       --------      ------    --------      ------     -------      ------

Shareholders' capital and
reserves at 1 January 2004

    As previously reported       3,240       3,240       3,240       3,240       3,240       3,240

    Adjustments on                                          56          56         272         272
    implementation of
    statutory/proforma
    IFRS

--- ------------------------    --------      ------    --------      ------     -------      ------

    As re-stated                 3,240       3,240       3,296       3,296       3,512       3,512
--- ------------------------    --------      ------    --------      ------     -------      ------

Shareholders' capital and
reserves at end of period
(see
note)                            3,320       4,281       3,352       4,490       3,435       4,751
-------------------------       --------      ------    --------      ------     -------      ------



Note
------

Reconciliation to shareholders' capital and reserves at 1st January 2005 on adoption of IAS32, IAS39, and
IFRS4
-----------------------------------------------------------------------------------------------------------

Capital and reserves at 31 December 2004 (as above)                                 4,490           4,751

Transition adjustment at 1 January 2005 on adoption of IAS32,

IAS39, and IFRS4:

      Long-term business operations                                                   261

      Other than long-term business operations                                        (25)            (25)


-------------------------                                  -------- ------ --------  ------ -------  ------

Shareholders' capital and reserves at 1 January 2005 -

Statutory IFRS basis                                                                4,726           4,726
-------------------------                                  -------- ------ --------  ------ -------  ------


PRUDENTIAL PLC Schedule B4

2004 Restated Results

ACHIEVED PROFITS BASIS RESULTS RESTATED FOR CHANGES APPLIED ON IMPLEMENTATION OF STATUTORY IFRS

CONSOLIDATED SUMMARY RESULTS AND EARNINGS PER SHARE


                                        PREVIOUSLY PUBLISHED                RESTATED
                                    Half year       Full year       Half year       Full year
                                         2004            2004            2004            2004
CONSOLIDATED SUMMARY RESULTS ON THE      GBPm            GBPm            GBPm            GBPm
ACHIEVED PROFITS BASIS
-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---


UK and Europe Insurance                   240             450             240             450
operations

M&G                                        79             136              79             136

Egg                                        30              63              31              61
-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

UK and Europe operations                  349             649             350             647

US operations                             164             303             220             413

Asian operations                          175             385             169             376

Other income and expenditure             (101)           (193)           (103)           (197)
-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

Operating profit, based on                587           1,144             636           1,239
longer-term investment returns,
from continuing operations

Amortisation of goodwill                  (48)            (94)

Short-term fluctuations in                (26)            679             (76)            587
investment returns

Shareholders' share of actuarial                                           67             (12)
gains and losses on defined benefit
pension schemes

Effect of changes in economic              21            (100)             21            (100)
assumptions
-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---



Profit from continuing operations         534           1,629             648           1,714
before tax (including actual
investment returns)

Tax                                      (197)           (499)           (215)           (491)
-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

Profit from continuing operations         337           1,130             433           1,223
after tax before minority
interest

Discontinued operations (net of           (16)            (94)            (15)            (94)
tax)

-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

Total profit for the period               321           1,036             418           1,129
-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

Attributable to:

   Equity holders of the parent           314           1,046             411           1,130
   company

   Minority interest                        7             (10)              7              (1)

-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

Total profit for the period               321           1,036             418           1,129
-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

EARNINGS PER SHARE ON THE ACHIEVED
PROFITS BASIS
-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

Continuing operations

From operating profit, based on
longer-term investment returns,
after tax and related
minority interest                        19.5   p        38.5   p        21.0   p        41.5   p

Amortisation of goodwill                 (2.3)  p        (4.4)  p

Adjustment from post-tax long-term
investment returns to post-tax
actual investment
returns (after related minority          (2.0)  p        21.5   p        (3.5)  p        18.6   p
interest)

Adjustment for post-tax
shareholders' share of actuarial
gains and losses on
defined benefit pension schemes             -               -             2.3   p        (0.3)  p

Adjustment for post-tax effects of        0.5   p        (3.4)  p         0.5   p        (3.4)  p
changes in economic assumptions

-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

Based on profit from continuing          15.7   p        52.2   p        20.3   p        56.4   p
operations after minority
interest

Discontinued operations

From post-tax profit/loss from
discontinued operations, including
profits on disposal
and closure costs, net of tax and        (0.6)  p        (3.1)  p        (0.5)  p        (3.1)  p
related minority interest

-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

Based on total profit for the            15.1   p        49.1   p        19.8   p        53.3   p
period after minority interests          ------ ---     ------- ---      ------ ---      ------ ---
-----------------------------------

-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

Average number of shares                2,084   *       2,129           2,075           2,121
-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---

Dividend per share **                    5.19   p       15.84   p       10.22   p       14.81   p
-----------------------------------      ------ ---     ------- ---      ------ ---      ------ ---


     * The 'previously published' average number of shares for half year 2004 has been adjusted to reflect the impact of the rights issue in late 2004

     ** In accordance with the changed requirements of IFRS the dividend per share figures shown above reflect dividends declared in the period rather than, as under UK GAAP, the period to which the dividend relates. The dividend per share for the 2003 final dividend, declared in February 2004, and the interim 2004 dividend, declared in July 2004, have been adjusted to reflect the bonus element in the 2004 rights issue.

PRUDENTIAL PLC Schedule B5

2004 Restated Results

ACHIEVED PROFITS BASIS RESULTS RESTATED FOR CHANGES APPLIED ON IMPLEMENTATION OF STATUTORY IFRS

OPERATING PROFITS, BASED ON LONGER-TERM INVESTMENT RETURNS, FROM CONTINUING OPERATIONS


                                   PREVIOUSLY PUBLISHED             RESTATED
                               Half year   Full year          Half year   Full year
                                    2004        2004               2004        2004
RESULTS ANALYSIS BY BUSINESS        GBPm        GBPm               GBPm        GBPm
AREA
-------------------------         --------     ------- ------      ------     -------

UK and Europe operations

    New business                      88         220                 88         220

    Business in force                152         230                152         230
--- -----------------------       --------     ------- ------      ------     -------

Long-term business                   240         450                240         450

M&G                                   79         136                 79         136

Egg                                   30          63                 31          61
-------------------------         --------     ------- ------      ------     -------

Total                                349         649                350         647
-------------------------         --------     ------- ------      ------     -------

US operations

    New business                      82         156                 82         156

    Business in force                 84         161                140         271
--- -----------------------       --------     ------- ------      ------     -------

Long-term business                   166         317                222         427

Broker dealer and fund                (2)        (14)                (2)        (14)
management
-------------------------         --------     ------- ------      ------     -------

Total                                164         303                220         413
-------------------------         --------     ------- ------      ------     -------

Asian operations

    New business                     135         312                135         312

    Business in force                 40          69                 34          60
--- -----------------------       --------     ------- ------      ------     -------

Long-term business                   175         381                169         372

Fund management                       10          19                 10          19

Development costs                    (10)        (15)               (10)        (15)
-------------------------         --------     ------- ------      ------     -------

Total                                175         385                169         376
-------------------------         --------     ------- ------      ------     -------

Other income and expenditure

Investment return and other           16          44                 16          44
income

Interest payable on core             (74)       (154)               (74)       (154)
structural borrowings

Corporate expenditure

    Group Head Office                (25)        (54)               (25)        (54)

    Asia Regional Head               (18)        (29)               (18)        (29)
    Office

Additional IFRS pension and            0           0                 (2)         (4)
share based payment costs not
allocated to business
operations
-------------------------         --------     ------- ------      ------     -------

Total                               (101)       (193)              (103)       (197)
-------------------------         --------     ------- ------      ------     -------

Operating profit, based on
longer-term investment
returns, from continuing             587       1,144                636       1,239
operations
-------------------------         --------     ------- ------      ------     -------

Analysed as operating profits
from:

    Long-term business

        New business                 305         688                305         688

        Business in force            276         460                326         561
--- --- ----------------------    --------     ------- ------      ------     -------

                                     581       1,148                631       1,249

    Other operations                   6          (4)                 5         (10)
--- -----------------------       --------     ------- ------      ------     -------

                       Total         587       1,144                636       1,239
---    -----------------------    --------     ------- ------      ------     -------


PRUDENTIAL PLC Schedule B6

2004 Restated Results

ACHIEVED PROFITS BASIS RESULTS RESTATED FOR CHANGES APPLIED ON IMPLEMENTATION OF STATUTORY IFRS

MOVEMENT IN ACHIEVED PROFITS BASIS SHAREHOLDERS' CAPITAL AND RESERVES ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT COMPANY

                                                                     PREVIOUSLY PUBLISHED        RESTATED
                                                                        Half    Full           Half    Full
                                                                        year    year           year    year
                                                                        2004    2004           2004    2004
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE                 GBPm    GBPm           GBPm    GBPm
------------------------------------                                    ------  ------ ------  ------  ------

Profit for the period (net of minority interest)                         314   1,046            411   1,130

Items taken directly to equity:

    Exchange movements                                                   (54)   (241)           (53)   (240)

    Related tax                                                            5      12              5      12

------------------------------------                                    ------  ------ ------  ------  ------

Total recognised income for the period (net of minority interest)        265     817            363     902
------------------------------------                                    ------  ------ ------  ------  ------


RECONCILIATION OF MOVEMENT ON CONSOLIDATED SHAREHOLDERS' EQUITY


Total recognised income for the period (net of minority interest) - as   265     817            363     902
above

Proceeds from rights issue, net of expenses                                    1,021                  1,021

Other new share capital subscribed                                        61     119             61     119

Dividends                                                               (109)   (362)          (214)   (323)

Stock based compensation - fair value adjustment (net of related tax)                             3      10

Own shares:

    Own shares purchased in respect of stock compensation plans                   (4)                    (4)

    Movement on Prudential plc shares purchased by unit trusts newly                                     14
    consolidated under IFRS

------------------------------------                                    ------  ------ ------  ------  ------

Net increase in shareholders' capital and reserves                       217   1,591            213   1,739
------------------------------------                                    ------  ------ ------  ------  ------

Shareholders' capital and reserves at 1 January 2004

    As previously reported                                             7,005   7,005          7,005   7,005

    Adjustments on implementation of statutory IFRS                        -       -             18      18

--- -----------------------------------                                 ------  ------ ------  ------  ------

    As re-stated                                                       7,005   7,005          7,023   7,023
--- -----------------------------------                                 ------  ------ ------  ------  ------

Shareholders' capital and reserves at end of period                    7,222   8,596          7,236   8,762
------------------------------------                                    ------  ------ ------  ------  ------

Analysed as:

    Statutory IFRS basis shareholders' capital and reserves            3,320   4,281          3,352   4,490

    Additional shareholders' interest on the Achieved Profits basis    3,902   4,315          3,884   4,272

--- -----------------------------------                                 ------  ------ ------  ------  ------

Shareholders' capital and reserves at end of period (see note)         7,222   8,596          7,236   8,762
------------------------------------                                    ------  ------ ------  ------  ------


Note
------


Reconciliation to shareholders' capital and reserves at 1 January 2005 on adoption of IAS32, IAS39, and IFRS4
----------------------------------------

Capital and reserves at 31 December 2004 (as above)                                                   8,762


Transition adjustment at 1 January 2005 on adoption of IAS32, IAS39, and IFRS4:

    Statutory basis transition adjustment                                                               236

    Less: long-term business element subsumed within

    adjustment to additional shareholders' interest                                                    (261)
--- -----------------------------------                                 ------  ------ ------  ------  ------

    Achieved Profits basis transition adjustment                                                        (25)

--- -----------------------------------                                 ------  ------ ------  ------  ------

Shareholders' capital and reserves at 1 January 2005                                                  8,737
------------------------------------                                    ------  ------ ------  ------  ------

Analysed as:

    Statutory IFRS basis shareholders' capital and reserves                                           4,726

    Additional shareholders' interest on the Achieved Profits basis                                   4,011

--- -----------------------------------                                 ------  ------ ------  ------  ------

Shareholders' capital and reserves at 1 January 2005                                                  8,737
------------------------------------                                    ------  ------ ------  ------  ------


                                   APPENDIX C

Insurance Groups Directive ("IGD") and Financial Groups Directive ("FGD")

- Prudential plc announces today an IGD surplus of GBP845m for 31 December 2004 in excess of its GBP2bn capital resources requirements.

-    If  Prudential  had  chosen  to  seek  permission  from  the  FSA to  apply transitional rules applicable up to 31 December 2004 which allowed externally generated goodwill to be included in the valuation of certain subsidiaries, Prudential's underlying IGD surplus would have been approximately GBP2.2bn.

- The IGD has applied to Prudential since 1 January 2001. This requires the determination of group solvency through the aggregation of surplus capital held in its subsidiaries, from which group borrowings are deducted, other than subordinated debt issues which qualify as capital.

- The FGD has applied to Prudential since 1 January 2005. A similar calculation of group solvency as for the IGD is required, although the test under the FGD is a continuous requirement and a regulatory obligation.

1.0  Background

     At 31 December 2004, Prudential was required to meet the solvency requirements of the IGD, as implemented by the Financial Services Authority
     (FSA). The IGD introduced specific legislation for the prudential supervision of insurance groups, which introduced a test of solvency at the parent company level which requires it to hold capital in excess of the aggregate of all the minimum solvency requirements of its subsidiaries. In particular, the IGD prohibits "double gearing", i.e. where the same regulatory capital is used more than once to cover the separate capital requirements of different insurers in the Group, and "excessive leveraging" or "down-streaming", where the proceeds of debt issuance is used as equity for the regulated subsidiaries.

     Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for many of our Asian operations, the assets, liabilities and capital requirements have to be recalculated on bases required by the FSA.

     The FGD, which affects groups with significant cross-sectoral activities in insurance and banking/investment services, came into force for Prudential from 1 January 2005. The FSA has implemented the FGD by applying the sectoral rules of the largest sector; hence an insurance-led conglomerate such as Prudential is required to focus on the capital adequacy requirements of the IGD, the Consolidated Life Insurance Directive and the Insurance Company Accounts Directive.

     The FGD requires a continuous parent company solvency test, which requires the aggregation of surplus capital held in the subsidiaries, from which group borrowings are deducted, other than subordinated debt which qualifies as capital. The test is passed when this aggregate number is positive. A negative result at any point in time becomes a notifiable breach of UK regulatory requirements. Prudential has put in place a regulatory capital projection model taking into account FSA basis capital resources and requirements of all Business Units to monitor the continuous solvency requirements.

     Additionally, the FSA has indicated that it will require public disclosure of the FGD solvency position from 31 December 2005, for which the detailed rules on disclosure have yet to be published. In practice, whether Prudential is classified as a financial conglomerate or insurance group, there is very little difference in application of the rules. This is because the FSA has aligned the requirements of the FGD with the IGD and has decided to make the test mandatory from 31 December 2006 to all insurance groups, and requires public disclosure of the Group solvency position from 31 December 2005.

2.0  Results

     At 31 December 2004, Prudential had surplus of GBP845m in excess of its GBP2bn capital resources requirements.

     The contribution to this IGD surplus, by Business Unit is as follows:

                                                                  GBPm

Business Unit Entities
------------------------

Insurers

    UK Insurance Operations (shareholders)                         520

    Jackson National Life                                        1,418

    Prudential Corporation Asia*                                  (586)

Non-Insurers

    M&G                                                            244

    Egg                                                             59

    Other                                                           41
                                                                 -------

    Total Business Unit Entities                                 1,696
                                                                 -------

Holding Company
-----------------

    Assets in the Holding Company                                  229

    Core Debt                                                   (2,509)

    Add back qualifying Subordinated Debt                        1,429
                                                                 -------

    Total Holding Company                                         (851)
                                                                 -------

Group Surplus                                                      845
                                                                 -------

     * The Prudential Corporation Asia contribution of (GBP586m) above compares to approximately GBP300m of local regulatory basis surplus of capital resources over capital resources requirements.

          This excludes the impact of transitional rules applicable up to 31 December 2004 by the FSA, which allowed externally generated goodwill to be included in the valuation of certain subsidiaries. Had
          Prudential applied for, and been given permission to use these transitional rules, its underlying IGD position would have been a surplus of approximately GBP2.2bn.

                                   APPENDIX D

Economic Capital

- Prudential plc announces today an Economic Capital surplus for 31 December 2004 in respect of its in-force business of GBP1.6bn against its internal Group capital target.

- This is based on the results of Prudential's internal Economic Capital assessment, which shows an Economic Capital requirement of GBP1.8bn taking into account diversification benefits compared to available capital of GBP3.4bn.

- Economic Capital is the amount required to ensure that Prudential can meet its existing contractual and discretionary policyholder obligations and remain solvent at all times over a 25-year time horizon, within a strict target solvency level.

- Prudential initiated the Economic Capital project three years ago in order to enhance its group-wide platform for business management, with particular focus on capital management and risk governance.

1.0  Background

     Prudential initiated the Economic Capital project three years ago in order to enhance its group-wide platform for business management. In particular, there were three key business objectives of the project:

     - Increase value creation through improved capital allocation and performance management

     - Enhance risk governance as part of a comprehensive risk management framework

     -    Demonstrate financial strength.

     Economic Capital is integral to Prudential's capital and financial management at Group and Business Unit level. It informs Prudential's risk appetite for taking on different risks in different geographies, both in terms of the extreme events that have the potential to deplete its capital base, and the more day-to-day volatility to which it is exposed. It supports the asset-liability management both through optimisation of the asset allocation process and through supporting crediting and bonus declaration strategies for Prudential's policyholders. More broadly, it will be used in the assessment and driving of value creation via risk-adjusted return on capital measures. Finally, it provides a more realistic adjunct to the various regulatory solvency calculations, in particular the Insurance Groups Directive, and will be an input into Prudential's discussions with the Financial Services Authority (FSA) in respect of its Individual Capital Guidance.

     2.0  Framework and Approach

          The calculation of Economic Capital is based on three key principles, namely that it should:

     - Capture diversification benefits and capital mobility inherent in the business of an internationally diversified insurer such as Prudential

     - Use a multi-year time horizon tailored to the multi-year nature of the life insurance business

     - Have comprehensive coverage but with key focus on major risk types and operations.

          Economic capital is the amount required to ensure that Prudential can meet its existing contractual and discretionary policyholder obligations and remain solvent at all times over a 25-year time horizon, within a strict target solvency level.

          Prudential has adopted a framework whereby cash flows and capital requirements for each of the main Business Units in the UK, US and Asia are projected over many internally consistent stochastically-generated simulations. This process, using a Group Solvency Model, captures 80 percent of the business, the other 20 percent being modelled on a standalone basis and aggregated with the main results using a correlation matrix approach. This is a standard method of aggregation used by banks and other financial institutions.

          The explicit stochastic modelling of global asset return scenarios, which are directly correlated between asset classes and between geographies, enables diversification benefits to be captured for each individual scenario. For each simulation, and in each of the projected 25 years, Business Units calculate their capital surplus, transfers or requirements using their asset-liability models. These projected capital transfers to and from Business Units are aggregated together at Group level, together with Group level cash flows such as interest on debt and expenses. This gives a Group level capital balance for each scenario in each of the 25 years.

          In order to take into account restrictions on mobility of capital across the Group, capital transfers to and from Business Units are triggered at a solvency level that reflects a suitable level of operating capital, based on local regulatory solvency targets, over and above basic liabilities. This includes restrictions on the availability to the Group of the full estate of the various with-profits funds throughout the Group, which are excluded from initial available capital. The Economic Capital requirement includes sufficient capital to meet this working requirement as well as to cover the risks in the business.

          Using an iterative modelling process, Economic Capital is calculated as the amount required at the calculation date such that the cumulative number of projected defaults (defined as a negative Group capital balance) is less than a pre-determined rate reflecting Prudential's internal target solvency level. Prudential's internal target solvency level has been set as equivalent to the historic default rate on a AA-rated bond (equivalent to a cumulative probability of default of 44 out of 1,000 simulations over 25 years). The Economic Capital framework thus assesses the capital required to meet Prudential's obligations with at least this level of confidence taking into account extreme events.

          The definition of available capital is consistent with the definition of Capital Resources in the FSA's Integrated Prudential Sourcebook for Insurers, with some adjustments for valuation differences between the FSA and Economic Capital bases.

          Stochastic risk scenarios are generated by Prudential's in-house Generator of Stochastic Investment Scenarios ("GeneSIS") which uses models of individual risks from academic literature, together with a set of correlations to produce integrated risk scenarios that reflect the range and probability of different outcomes as they affect the Group.

          Prudential's Economic Capital model covers all material risks in each business, including (where relevant):

          -    Financial risks

          - Asset-liability matching (driven by equity, property, interest rates, bond returns and inflation)

          -    Credit risk

          -    Insurance and business risks

          -    Underwriting (mortality, longevity and morbidity)

          -    Persistency

          -    Operational risk

          As well as the more standard approaches to market risks, Prudential has developed a detailed model for credit risk, which captures spread volatility, credit migration and default over the multi-year period.

          GeneSIS produces asset returns in each scenario and for each projected time period. These are based on the scenario and time-specific risk-free return, an additional risk premium and an appropriate level of volatility. The risk-free component of the model has been calibrated to current market prices (risk free bonds and interest rate derivatives) and observed historic behaviour. The risk premium and volatility assumptions, which vary by asset class, have been derived from market prices and assumptions produced by the Portfolio Management Group, Prudential's internal economists, who are responsible for investment strategy for the GBP98bn of assets relating to Prudential's long-term funds.

          To the extent it can be reasonably projected, the systematic behaviour of policyholders and the ability of management to react to extreme events (subject to policyholders' reasonable expectations) have been modelled. The multi-year approach also allows accumulative risks such as longevity to be captured in full.

          Prudential's approach to modelling operational risk involves examining the possible operational events to which it could be exposed, with particular focus on the low frequency, but high severity events that threaten the Group's solvency, and using a stochastic model that simulates these events based on assumptions around incidence and size. This has been implemented in each of the Business Units and tailored to their own profiles, and the results are captured as part of the Economic Capital requirement.

     3.0  Results

          As at 31 December 2004, Prudential required GBP1.6bn of capital to cover the risks to its existing contractual and discretionary insurance liabilities, on an economic basis and at its internal target solvency level. This number is after allowance for diversification across risks and geographies and the capturing of future shareholders' transfers from the Business Units. This compares to available capital of GBP3.4bn on an equivalent basis.

          This requirement has been analysed into its contributory parts, by risk type and by Business Unit, as follows:

Risk Type                                  Percentage of Group Economic
                                                    Capital Requirement

Asset-Liability Matching                                            28%

Credit                                                              47%

Underwriting (mortality, longevity                                  10%
and morbidity)

Persistency                                                          2%

Operational                                                         13%

Business Unit                      Percentage of Group Economic Capital
                                                            Requirement

Prudential UK Shareholder                                           21%

Prudential UK                                                        0%
With-Profits

Jackson National Life (JNL)                                         45%

Prudential Corporation                                              16%
Asia

M&G                                                                  5%

Egg                                                                 12%

Prudential Group                                                     1%
Headquarters

The largest risk exposure on a diversified basis, credit risk, reflects the relative size of the exposure to JNL (30 per cent), Prudential UK shareholder annuities business (5 per cent) and Egg (10 per cent).

Prudential UK with-profits capital requirements are fully covered by the internal estate within the 90:10 fund.

JNL is the largest shareholder operation at Prudential, and the 45% share of Economic Capital requirements reflects this.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 June, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations